金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

RECEIVED
2004 AUG -3 A 6:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GOLD PEAK

July 30, 2004

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Fi
Room 3045, STOP 3-4,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

04035902

EXEMPTION # 82-3604

SUPPL

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Clarification Announcement of the Company	July 5, 2004
Announcement of Appointment of Independent Non-Executive Director of the Company	July 18, 2004
Notice of Annual General Meeting of the Company	July 29, 2004
SC1-Return of Allotments	July 7, 2004
SC1-Return of Allotments	July 12, 2004
D2A-Notification of Appointment of Director	July 19, 2004
D3-Consent to Act as Director	July 19, 2004
Annual Report 2003/2004 of GP Industries	July 13, 2004
Annual Report 2003/2004 of the Company	July 30, 2004
Circular of "General Mandates to Repurchase Shares, and to Issue Shares, Amendments to the Articles of Association, Re-election of Directors and Notice of Annual General Meeting" of the Company	July 29, 2004

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

PROCESSED
AUG 03 2004
THOMSON FINANCIAL

Wong Man Kit
Deputy General Manager

Encl.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

CLARIFICATION ANNOUNCEMENT

This announcement is made in response to certain press articles published in several local newspapers in the past few days in relation to the Incident.

Notwithstanding the occurrence of the Incident, all the factories of the Group are operating as normal and as a result, there is no material financial and operational impact on the business of the Group.

Investors and shareholders of the Company should exercise caution in dealing with the shares of the Company.

This announcement is made pursuant to the requirements under Rules 13.09 of the Listing Rules.

It was reported in several local newspapers in the past few days that over 100 employees of Huizhou Power Pack Company Limited (惠州超霸電池有限公司) ("Huizhou GP Batteries"), a subsidiary within the Battery Division of Gold Peak Industries (Holdings) Limited (the "Company"), in Huizhou of Guangdong Province, the People's Republic of China (the "PRC") have been "cadmium poisoned" and Huizhou GP Batteries refused to pay for their medical fees and salaries (the "Incident").

The board of directors of the Company (the "Board of Directors") hereby clarifies that:

1. The Mainland launched a new set of occupational testing standards for workers employed in the PRC in June 2002. In particular blood-cadmium and urine-cadmium tests have been introduced for industries using cadmium as raw materials. Cadmium is a raw material used in the manufacturing of batteries. As part of the factory's in-house industrial and hygiene and safety exercise, we discovered that about 110 employees had a blood-cadmium level higher than the new test standard stipulated by the relevant health authorities in the PRC. These employees have been hospitalized for observation to avoid further contact with cadmium. Twenty-two of them had their cadmium level reduced to normal within two weeks and were discharged. Others' current condition is regarded as good. The medical expenses of the affected employees were entirely borne by Huizhou GP Batteries and these employees continued to receive their regular salary. **This is not a case of industrial poisoning of cadmium.**
2. Huizhou GP Batteries has received ISO14000 certification since 2001 and audits are carried out every year to ensure its standards and practices in safety, health environment and emissions are in strict compliance with international requirements.
3. In addition, Huizhou GP Batteries' production and safety management is also in full compliance with the national standards required by certain authorities in the PRC as well as those of the Huizhou Municipal.
4. All employees of Huizhou GP Batteries have received proper induction training and been briefed about the general properties of cadmium. Posters about industrial safety and health guidance and reminders of personal hygiene are widely posted in the plants and workshops of Huizhou GP Batteries. Huizhou GP Batteries has also on many occasions arranged medical doctors to give briefings and answer employees' queries regarding safe handling of cadmium and health care. Regular check-ups on the employees have also been implemented to monitor the cadmium level of the employees of Huizhou GP Batteries.
5. Contrary to some media reports, Huizhou GP Batteries has never "ousted the staff and employees out of the hospital". When the hospital certified that the cadmium level of the affected employees has been reduced to the acceptable level, they were discharged.
6. It was mentioned in some news reports that the blood-cadmium level of a pregnant employee was 60 times of the standard level. According to the official physical check-up report issued by the hospital, the cadmium level of the employee concerned only slightly exceeded the standard level. As a company standing policy of GP Batteries Group, pregnant employees are eligible for internal transfer to other departments to avoid contact with active chemicals.
7. It is normal for traces of different metals (including cadmium) to be found in the human body. If there is a small amount of cadmium intake by accident, cadmium will be discharged from the human body through normal metabolism even if there is no special medical treatment. To accelerate the cadmium discharge process and for the well-being of the affected employees, they are hospitalized to avoid further contact with cadmium. Once the cadmium level is reduced to the stipulated level, they will be discharged from hospital and are able to return to work. Huizhou GP Batteries has adopted preventive measures to monitor the safety, hygiene and health of the employees by strictly adhering to the industrial safety and health guidance set out by Huizhou GP Batteries.
8. The cadmium level in human body varies and is affected by diet and living habits. Since the cadmium-test for job applicants was implemented in April 2004, about 3% of job applicants have been rejected by Huizhou GP Batteries by reason of their excessive cadmium level. The data of Huizhou GP Batteries shows that these rejected applicants come from different regions of the PRC. Huizhou GP Batteries therefore does not rule out the possibility that the blood-cadmium level of the employees exceeds the current standard before joining Huizhou GP Batteries.

The Board of Directors would like to emphasize that the well-being of the employees of the Company is of paramount importance and the Company places high importance on the occupational safety, hygiene and health of the employees of the Company. All products of the Company meet the highest safety, quality and performance standards.

Notwithstanding the occurrence of the Incident, all the factories of the Group are operating as normal and as a result, there is no material financial and operational impact on the business of the Group.

Investors and shareholders of the Company should exercise caution in dealing with the shares of the Company.

General

The Company acts as an investment holding company. The activities of its principal subsidiaries and associates are investment holding and manufacturing, marketing and trading of batteries audio equipment, electrical installation products and various electronic products.

Huizhou GP Batteries is principally engaged in the manufacturing of rechargeable batteries.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Victor Lo Chung Wing, Mr. Andrew Ng Sung On, Mr. Kevin Lo Chung Ping, Mr. Paul Lo Chung Wai, Mr. Leung Pak Chuen, Mr. Richard Ku Yuk Hing, Mr. Andrew Chuang Siu Leung, Mr. Chau Kwok Wai and Mr. Raymond Wong Wai Kan as Executive Directors, Mr. John Lo Siew Kiong as Non-Executive Director and Mr. Vincent Cheung Ting Kau and Mr. Lui Ming Wah as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

SCMP July 19, 2004 Exemption#82-3604

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

GOLD PEAK

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The board of directors (the "Board") of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce that Mr. Chan Chi Chung ("Mr. Chan") has been appointed as an Independent Non-Executive Director of the Company with effect from July 16, 2004.

Mr. Chan is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Society of Accountants, a member of The Society of Chinese Accountants and Auditors, and an associate of the Taxation Institute of Hong Kong. He is qualified to practise as a Certified Public Accountant in the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong"). Mr. Chan is currently a group executive director and the group chief financial officer of Techtronic Industries Company Limited and an independent director of Tsit Wing International Holdings Limited, which are companies listed on the Main Board of The Stock Exchange of Hong Kong Limited and The Singapore Exchange Securities Trading Limited respectively.

Mr. Chan has neither interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) nor any relationship with any other directors, senior management or substantial or controlling shareholders of the Company. Mr. Chan does not hold any other positions in the Company or any of its subsidiaries and associated companies.

Mr. Chan has not entered into any service contract with the Company and he is not appointed for a specific term since he is subject to retirement by rotation and re-election in accordance with the articles of association of the Company. He is entitled to receive a director's fee and the amount of which will be determined by the Board. Further disclosure will be made once his director's fee is fixed.

As at the date of this announcement, the Board consists of Mr. Victor Lo Chung Wing (Chairman & Chief Executive), Mr. Andrew Ng Sung On (Vice Chairman), Mr. Kevin Lo Chung Ping, Mr. Paul Lo Chung Wai, Mr. Leung Pak Chuen, Mr. Richard Ku Yuk Hing, Mr. Andrew Chuang Siu Leung, Mr. Chau Kwok Wai and Mr. Raymond Wong Wai Kan as Executive Directors, Mr. John Lo Siew Kiong as Non-Executive Director and Mr. Vincent Cheung Ting Kau and Mr. Lui Ming Wah as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, July 16, 2004

40 GOLD PEAK 1964-2004

www.goldpeak.com

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

GOLD PEAK

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Salon 6, Level 3, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong at 4:00 p.m. on Friday, September 10, 2004 for the following purposes:

1. To receive and consider the Statement of Accounts and the Reports of the Directors and the Auditors for the year ended March 31, 2004.
2. To approve the payment of a final dividend and a special dividend for the year ended March 31, 2004.
3. To re-elect Directors and to authorise the Directors to fix Directors' fees.
4. To re-appoint Auditors for the ensuing year and to authorise the Directors to fix their remuneration.

As special business to consider and, if thought fit, pass with or without amendments, the following resolutions which will be proposed as Ordinary Resolutions:

5. "**THAT**:

(i) subject to paragraph (ii) of this Resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to issue and allot additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers either during or after the Relevant Period be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors pursuant to the approval in paragraph (i) of this Resolution, otherwise than pursuant to (a) a Rights Issue (as defined below), (b) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (c) the exercise of any options granted under any option scheme or similar arrangement adopted from time to time for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (d) an issue of shares as scrip dividends pursuant to the articles of association of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(iii) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(c) the date upon which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares of the Company on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to overseas shareholders or fractional entitlements and further subject to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

6. "**THAT**:

(i) subject to paragraph (iii) of this Resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to repurchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(ii) the approval in paragraph (i) of this Resolution shall authorise the Directors to purchase shares in the capital of the Company at such price and terms as the Directors may at their absolute discretion determine;

(iii) the aggregate nominal amount of share capital to be repurchased or agreed conditionally or unconditionally to be repurchased by the Directors pursuant to the approval in paragraph (i) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the authority pursuant to paragraph (i) shall be limited accordingly; and

(iv) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(c) the date upon which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

7. "**THAT** conditional upon the passing of the Ordinary Resolutions 5 and 6 above, the number of shares in the capital of the Company which shall have been repurchased by the Company pursuant to and in accordance with the said Ordinary Resolution 6 above, shall be added to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to and in accordance with the exercise of the general mandate approved in Ordinary Resolution 5 above."

As special business to consider and, if thought fit, pass with or without amendments, the following resolution which will be proposed as a Special Resolution:

8. "**THAT** the articles of association of the Company be hereby amended in the following manners:

(a) by deleting the existing definition of "associate" in Article 1 and replacing with the following new definition of "associate":

"associate" shall have the meaning ascribed thereto in the Listing Rules;

(b) by adding the following definition of "business day" immediately after the definition of "Auditors" in Article 1 and adding the words "business day" as a marginal note to the said definition:

"business day" means any day on which the Stock Exchange is open for the business of dealing in securities;

(c) by adding the following definitions immediately after the definition of "dollars" in Article 1 and adding the words "electronic communication" "entitled person", "Hong Kong" and "Listing Rules" as marginal notes to these definitions respectively:

"electronic communication" means a communication sent by electronic transmission in any form through any medium;

"entitled person" means an "entitled person" as defined in section 2(1) of the Companies Ordinance;

"Hong Kong" means the Hong Kong Special Administrative Region of the People's Republic of China; and

"Listing Rules" means The Rules Governing the Listing of Securities on the Stock Exchange;

(d) by deleting the words "the Chief Secretary" in the definition of "newspaper" in Article 1 and replacing with the words "the Chief Secretary for Administration";

(e) by adding the following definition of "relevant financial documents" immediately after the definition of "the register" in Article 1 and adding the words "relevant financial documents" as a marginal note to the said definition:

"relevant financial documents" means "relevant financial documents" as defined in section 2(1) of the Companies Ordinance;

(f) by adding the following definition of "summary financial report" immediately after the definition of "Stock Exchange" in Article 1 and adding the words "summary financial report" as a marginal note to the said definition:

"summary financial report" means "summary financial report" as defined in section 2(1) of the Companies Ordinance;

(g) by deleting the existing definition of "writing" or "printing" in Article 1 and replacing with the following new definition of "writing" or "printing":

"writing" or "printing" includes any method of representing or reproducing words in legible and non-transitory form including by way of electronic communication;

(h) by adding the following paragraphs at the end of Article 1 and adding the words "References to a document being executed" and "References to a day and times" as marginal notes to these paragraphs respectively:

"References to a document being executed include references to its being executed (i) under hand or under seal or (ii) to the extent permitted by and in accordance with any applicable law, by electronic signature or any other method. References to a document include, to the extent permitted by and in accordance with applicable law, references to any information recorded in visible form whether having physical substance or not. References to an address include, in relation to electronic communication, any number or address used for the purposes of such communication.";

"References to a "day" mean a period of 24 hours running from midnight to midnight. References to times (including in the previous sentence) are to Hong Kong time."

(i) by adding the words "within ten business days after" in line 3 of Article 13 immediately before the words "lodgement of transfer";

(j) by deleting the words "not exceeding $2.00 (or such higher amount as may from time to time be permitted under the rules prescribed by the Stock Exchange)" in lines 6 and 7 of Article 13 and replacing with the words "such amount as may from time to time be permitted under the rules prescribed by the Stock Exchange";

(k) by deleting the words "not exceeding $2.00 (or such higher amount as may from time to time be permitted under the rules prescribed by the Stock Exchange)" in lines 2 and 3 of Article 17 and replacing with the words "such amount as may from time to time be permitted under the rules prescribed by the Stock Exchange";

(l) by deleting the words "not exceeding $2.00 (or such higher amount as may from time to time be permitted under the rules prescribed by the Stock Exchange)" in Article 37(a) and replacing with the words "such amount as may from time to time be permitted under the rules prescribed by the Stock Exchange";

(m) by adding a new Article 69A immediately after Article 69 and adding the words "Rearranged meeting" as a marginal note to Article 69A:

"69A. If the Board considers that it is impractical or undesirable for any reason to hold a general meeting on the date or at the time or place specified in the notice calling the general meeting, it may postpone or move the general meeting to another date, time and/or place. The Board shall take reasonable steps to ensure that notice of the date, time and place of the rearranged meeting is given to any member trying to attend the meeting at the original time and place. Notice of the date, time and place of the rearranged meeting shall, if practicable, also be placed in at least one English language newspaper and one Chinese language newspaper in Hong Kong. Notice of the business to be transacted at such rearranged meeting shall not be required. If a meeting is rearranged in this way, the appointment of a proxy will be valid if it is received as required by these Articles not less than 48 hours before the time appointed for holding the rearranged meeting. The Board may also postpone or move the rearranged meeting under this Article."

(n) by adding a new Article 85A immediately after Article 85 and adding the words "Votes cast in contravention of the Listing Rules" as a marginal note to Article 85A:

"85A. Where any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.";

(o) by adding a new Article 96(e) immediately after Article 96(d):

"(e) A Director who has appointed a person (including another Director) to be his alternate Director shall not be vicariously liable for any tort committed by the alternate Director while acting in the capacity of alternate Director.";

(p) by deleting the existing Article 103(1)(d) and replacing with the following new Article 103(1)(d):

"(d) Save as otherwise provided by the Articles; a Director shall not vote on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his associates has a material interest nor shall he be counted in the quorum present at the meeting, but this prohibition shall not apply to any of the following matters namely:

(i) the giving of any security or indemnity either:

(a) to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(b) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(ii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iii) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, provided that the Director and any of his associates are not in aggregate beneficially interested in 5 per cent or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights;

(iv) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including:

(a) the adoption, modification or operation of any employees' share scheme or any *share incentive or share option scheme under which the Director or his* associate(s) may benefit; or

(b) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors, his associate(s) and employees of the Company or any of its subsidiaries and does not provide in respect of any Director or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(v) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.";

(q) by deleting the existing Article 103(1)(e) and replacing with the following new Article 103(1)(e):

"(e) A company shall be deemed to be a company in which a Director and/or his associate(s) owns 5 per cent or more if and so long as (but only if and so long as) he and/or his associates are (either directly or indirectly) the holders of or beneficially interested in 5 per cent or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his interest or that of any of his associates is derived). For the purpose of this paragraph there *shall be disregarded any shares held by a Director or his associate(s) as bare or custodian* trustee and in which he or any of them has/have no beneficial interest, any shares comprised in a trust in which the interests of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is/are interested only as a unit holder and any shares which carry no voting right at general meetings and very restrictive dividend and return of capital right.";

(r) by deleting the existing Article 103(1)(f) and replacing with the following new Article 103(1)(f):

"(f) Where a company in which a Director and/or his associate(s) owns 5 per cent or more (as defined in sub-paragraph (1)(e) of this Article) is/are materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction.";

(s) by deleting the existing Article 103(1)(g) and replacing with the following new Article 103(1)(g):

"(g) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or his associate(s) or as to the entitlement of any Director (other than such chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director and/or his associate(s) concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be *decided by a resolution of the Board (for which purpose such chairman shall not be counted* in the quorum and shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman and/or his associate(s) as known to such chairman has not been fairly disclosed to the Board.";

(t) by deleting the words "at least seven days before the date of the general meeting" in Article 116 and replacing with the words "in the period commencing no earlier than the day after the despatch of the notice of the meeting appointed for such election and ending no later than seven days prior to the date of such meeting, provided that such period shall be at least seven days";

(u) by deleting the word "special" in line 1 of, and the marginal note to, Article 117 and replacing with the word "ordinary";

(v) by deleting the last sentence of Article 118 and replacing with the following new sentence:

"A Director shall be deemed to be present in person at a meeting and will be entitled to vote and be counted in the quorum if he participates by telephone or any communication equipment or electronic means which allows all persons participating in the meeting to speak to and hear each other. Such meeting will be treated as taking place where most of the participants are or where the chairman of the *meeting is if no more than one participant is in each place or if there are two or* more places where most of the participants are.";

(w) by deleting the existing Article 158 and replacing with the following new Article 158:

"158. (a) The Board shall from time to time in accordance with the provisions of the Companies Ordinance cause to be prepared and laid before the Company in general meeting the relevant financial documents.

(b) The Company shall, subject to paragraph (c) below, send to every entitled person a copy of the relevant financial documents or (subject to compliance with applicable law) of the summary financial report, in each case not less than twenty-one days before the date of the general meeting before which the relevant financial documents shall be laid.

(c) Where, in accordance with applicable law, any entitled person (in this paragraph a "Consenting Person") has agreed or is deemed to have agreed to treat the publication of any relevant financial documents and/or any summary financial report (as the case may be) on a computer network (including the Company's website) or the publication or distribution of *any relevant financial documents and/or any summary financial* report (as the case may be) in any other manner, including by way of any other form of electronic communication, as discharging the Company's obligation under paragraph (b) to send a copy of the relevant financial documents and/or the summary financial report (as the case may be) to such person, then the publication by the Company on a computer network (including the Company's website) of the relevant financial documents and/or the summary financial report (as the case may be) not less than twenty-one days before the date of the relevant general meeting or the publication or distribution by the Company of the relevant financial documents and/or the summary financial report (as the case may be) in such other manner for such period or on or *before such date as is permitted under applicable law shall, in relation to that* Consenting Person, be deemed to discharge the Company's obligations under paragraph (b)."

(x) by deleting the existing Article 162 and *replacing* with the following new *Article* 162:

"162. Any notice or document to be given or issued by or on behalf of the Company to any entitled person under these Articles or any laws, rules, or regulations (including any "*corporate communication" within the meaning ascribed thereto in the Listing Rules) shall* be in writing and may, subject to and to the extent permitted by and in accordance with applicable law, be served on or sent or delivered to any member or other entitled person by the Company:

(i) personally;

(ii) by sending it through the post in a properly prepaid letter, envelope or wrapper *addressed to a member at his registered address as appearing in the register (or in the* case of any other entitled person, to such address as he may provide to the Company for that purpose);

(iii) by delivering it to or leaving it at such address as *aforesaid;*

(iv) by publishing it by way of advertisement in one or more newspapers;

(v) by sending it as an electronic communication to the entitled person concerned at such address as he may provided to the Company in writing for that purpose;

(vi) by publishing it on a computer network (including the Company's website); or

(vii) by any other means authorized in writing by the entitled person concerned."

(y) by deleting the existing Article 164 and replacing with the following new Article 164:

"164. Any notice or document (including any "corporate communication" within the meaning *ascribed thereto in the Listing Rules) given or issued by or on behalf of the Company:*

(i) if sent by post, shall be deemed to have been served or delivered on the day following that on which the envelope or wrapper containing the same was put in the post, and *in proving such service or delivery it shall be sufficient to prove that the envelope or* wrapper containing the notice or document was properly addressed and put into the post with the postage prepaid (airmail if posted from Hong Kong to an address outside Hong Kong);

(ii) if not sent by post but left by the Company at the registered address of a member or at the address (other than an address for the purposes of electronic communications) notified to the Company in accordance with these Articles by an entitled person not being a member, shall be deemed to have been served or delivered on the day it was so left;

(iii) if sent as an electronic communication, shall be deemed to have been served on the day following that on which it was sent and proof that the address provided by the entitled person concerned to the Company in writing for the purposes of electronic communications was used for sending the electronic communication containing the notice or document shall be conclusive evidence that the notice or document was served or delivered;

(iv) if published on a computer network (including the Company's website), shall be deemed to have been served on the day on which the notice of such publication is served on or delivered to the entitled person concerned or where no notice of such publication is required by law to be served on or delivered to the entitled person *concerned, the day on which the notice or document first appears on the computer* network concerned; and

(v) if served, sent or delivered by any other means authorised in writing by the entitled person concerned, shall be deemed to have been served, received, or delivered when the Company has carried out the action it has been authorised to take for that purpose.";

(z) by deleting the existing Article 165 and replacing with the following new Article 165:

"165. A notice or document may be given by or on behalf of the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a member in such manner as provided in Article 162 in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.";

(aa) by deleting the words "by post or left at the registered address of any member in pursuance of these present" in lines 1 and 2 of Article 167 and replacing with the words "to any member in such manner as provided in Article 162";

(bb) by deleting the existing Article 168 and replacing with the following new Article 168:

"168. (a) *The signature to any notice or document by the Company may be written, printed or,* to the extent permitted by and in accordance with applicable law, made electronically.

(b) To the extent permitted by and in accordance with applicable law, any notice or document, including but not limited to the documents referred to in Article 158 and any "corporate communication" within the meaning ascribed thereto in the Listing Rules, may be given by the Company in the English language only, in the Chinese language only or in both the English language and the Chinese language."; and

(cc) by deleting the existing Article 172 and replacing with the following new Article 172:

"172. (a) Every Director or other officer of the Company shall be entitled to be indemnified out of the assets of the Company against all losses or liabilities which he may sustain or incur in or about the execution of the duties of his office or otherwise in relation thereto, and no Director or other officer shall be liable for any loss or damages which may happen to or be incurred by the Company in the execution of the duties of his office or in relation thereto, provided that this Article shall only have effect in so far as its provisions are not avoided by the Companies Ordinance.

(b) The Company may indemnify any *Director or other officer of the Company, against* any liability incurred by him:

(i) in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted; or

(ii) in connection with any application under Section 358 of the Companies Ordinance in which relief is granted to him by the court.

(c) The Company may purchase and maintain for any Director or other officer of the Company:

(i) insurance against any liability to the Company, a related company or any other part in respect of any negligence, default, breach of duty or breach of trust (save as fraud) of which he may be guilty in relation to the Company or a related company; and

(ii) insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company.

(d) In this Article, "related company", in relation to the Company, means any company that is the Company's subsidiary or holding company or a subsidiary of the Company's holding company."

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Victor Lo Chung Wing (Chairman & Chief Executive), Mr. Andrew Ng Sung On (Vice Chairman), Mr. Kevin Lo Chung Ping, Mr. Paul Lo Chung Wai, Mr. Leung Pak Chuen, Mr. Richard Ku Yuk Hing, Mr. Andrew Chuang Siu Leung, Mr. Chau Kwok Wai and Mr. Raymond Wong Wai Kan as Executive Directors, Mr. John Lo Siew Kiong as Non-Executive Director and Mr. Vincent Cheung Ting Kau, Mr. Lui Ming Wah and Mr. Frank Chan Chi Chung as Independent Non-Executive Directors.

By Order of the Board
Wong Man Kit
Company Secretary

July 29, 2004

Registered Office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

www.goldpeak.com

Notes:

1. Any member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend, and on a poll, to vote instead of him. A proxy need not be a member of the Company.

2. *A form of proxy for the meeting is enclosed with a circular dated July 29, 2004 to the shareholders of the Company. If* the appointor is a corporation, the form of proxy must be under its common seal or under the hand of an officer or attorney duly authorised on its behalf.

3. To be valid, forms of proxy must be deposited at the registered office of the Company above stated not later than 48 hours before the time appointed for the holding of the meeting.

4. The retiring Directors standing for re-election under item 3 are Andrew NG Sung On, Kevin LO Chung Ping, Vincent CHEUNG Ting Kau, John LO Siew Kiong and Frank CHAN Chi Chung.

5. The Companies (Amendment) Ordinance 2003 (the "Amendment Ordinance") has come into operation on February 13, 2004 and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") has announced amendments to the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") which include, among other things, *amendments to Appendix 3 to the Listing Rules that has come into effect on March 31, 2004. Appendix 3 to the Listing* Rules sets out the provisions which the articles of association of a listed company should conform.

In order to make the Company's New Articles of Association consistent with the Amendment Ordinance and the amended Appendix 3 to the Listing Rules, a special resolution to amend the various articles in the Company's New Articles of Association is proposed under item 8.

CR

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

COPY

表格 Form **SC1**

RECEIVED
2004 AUG -3 A 6:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exemption#82-3604

重要事項 Important Notes

- 填表前請參閱《填表須知》。
請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
Please print in black ink.

公司編號 Company Number

54055

1 公司名稱 Company Name

Gold Peak Industries (Holdings) Limited

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	由 From			至 To	
日 DD	月 MM	年 YYYY	日 DD	月 MM	年 YYYY
06	07	2004			

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	70,000
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HKD	133,000

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	271,645,033.50

(註 Note 3) **提交人的資料 Presentor's Reference**

Gold Peak Industries (Holdings) Limited
8/F., Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T.
Hong Kong

電話 Tel: 2427 1133 傳真 Fax: 2401 0549

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

Your Receipt
Companies Registry
H.K.

07/07/2004 66548766
CR No. : -054055-
Sh. Form : SC1
08 $133.00
TOTAL(CSH) $133.00

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	140,000	0.50	1.45	Nil	0.95	133,000

(註 Note 9) B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Nil						

(註 Note 10) 分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

表格 Form **SC1**

公司編號 Company Number

54055

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class 類別 Class Ordinary	類別 Class
Chan Yiu Kuen	330 Kam Sheung Road To Uk Tsuen, Kam Tin Yuen Long, N.T.	70,000	
Ho Ka Kin	3016, Chung Yuen House Chuk Yuen North Estate Kowloon	70,000	
	各類別股份分配的總數 Total Shares Allotted by Class	140,000	

簽署 Signed :

姓名 Name : Wong Man Kit

~~董事 Director~~／秘書 Secretary *

日期 Date : 07/07/2004

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CR

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

Exemption#82-3604

公司編號 Company Number

54055

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

1 公司名稱 Company Name

Gold Peak Industries (Holdings) Limited

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	09	07	2004
至 To			

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)

	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	312,500
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HKD	568,750

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	271,957,533.50

(註 Note 3) **提交人的資料 Presentor's Reference**

Gold Peak Industries (Holdings) Limited
8/F., Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T.
Hong Kong

電話 Tel: 2427 1133 傳真 Fax: 2401 0549

電郵地址 E-mail Address:

請勿填寫本欄 For Official Use

Your Receipt
Companies Registry
H.K.

12/07/2004 KK027541
CR No. : -054055-
Sh. Form : SC1
08 $569.00

表格 Form **SC1**

公司編號 Company Number

54055

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	625,000	0.50	1.41	Nil	0.91	568,750

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Nil						

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)

表格 Form **SC1**

公司編號 Company Number

54055

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class Ordinary	類別 Class
Chuang Siu Leung, Andrew	Flat 2A, Hollywood Heights 6 Old Peak Road Hong Kong	625,000	
	各類別股份分配的總數 Total Shares Allotted by Class	625,000	

簽署 Signed : [signature]

姓名 Name : Wong Man Kit

~~董事 Director~~／秘書 Secretary *

日期 Date : 12/07/2004

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CR

公司註冊處
Companies Registry

秘書及董事更改通知書(委任／離任)
Notification of Change of Secretary and Director (Appointment／Cessation)

COPY

(公司條例第158(4)及(4A)條)
(Companies Ordinance s.158(4) & (4A))

RECEIVED
2004 AUG -3 A 6:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

表格 Form **D2A**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

54055

Exemption#82-3604

1 公司名稱 Company Name

GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED
金山工業(集團)有限公司

2 更改詳情 Details of Change

A. 離任秘書／董事的資料 Particulars of Secretary／Director Ceasing to Act

(如涉及超過一名秘書／董事，請用續頁A填報 Use Continuation Sheet A if more than 1 secretary／director is involved).

請在有關空格內加✓號 Please tick the relevant box(es)

(註 Note 7) **身份 Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to

個人秘書／董事的姓名 Name of Individual Secretary／Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English

(註 Note 8) **身份證明 Identification**

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number

或 OR

(註 Note 9) **法人團體秘書／董事的中文及英文名稱 Chinese and English Names of Corporate Secretary／Director**

離任原因 Reason for Cessation ☐ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(註 Note 10) **離任日期 Date of Cessation**

日 DD	月 MM	年 YYYY

(註 Note 11) **請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位**
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of cessation

☐ 是 Yes
☐ 否 No

(註 Note 5) **提交人的資料 Presentor's Reference**

姓名 Name: Gold Peak Industries (Holdings) Limited

地址 Address: 8/F., Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T., Hong Kong

電話 Tel: (852) 2427 1133 傳真 Fax: (852) 2401 0549

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

收件日期 RECEIVED
19 -07- 2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

表格 Form **D2A**

公司編號 Company Number: 54055

2 更改詳情 Details of Change (續上頁 cont'd)

B. 獲委任的個人秘書／董事的資料 Particulars of Individual Secretary／Director Appointed
(如委任超過一名個人秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) **身份 Capacity** ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

中文姓名 **Name in Chinese**	陳志聰
英文姓名 **Name in English**	姓氏 Surname: CHAN / 名字 Other Names: CHI CHUNG
前用姓名 **Previous Names**	
別名 **Alias**	
(註 Note 13) 住址 **Residential Address**	Flat 86D, 7th Floor, Broadway Street, Mei Foo Sun Chuen, Kowloon, Hong Kong / 國家 Country:
(註 Note 14) 電郵地址 **E-mail Address**	

(註 Note 15) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number	D060687(2)
b 海外護照 Overseas Passport	簽發國家 Issuing Country: / 號碼 Number:

委任日期 **Date of Appointment**	日 DD	月 MM	年 YYYY
	16	07	2004

(註 Note 16) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☑ 否 No

表格 Form **D2A**

公司編號 Company Number: 54055

2 更改詳情 Details of Change (續上頁 cont'd)

(註 Note 17) **C. 獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director Appointed**

(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 18) **身份 Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to:

(註 Note 19) **中文名稱 Name in Chinese**:

(註 Note 19) **英文名稱 Name in English**:

(註 Note 20) **地址 Address**: 國家 Country:

(註 Note 21) **電郵地址 E-mail Address**:

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 Date of Appointment: 日 DD / 月 MM / 年 YYYY

(註 Note 22) **請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事**
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment ☐ 是 Yes ☐ 否 No

本通知書包括 ______ 張續頁 A、______ 張續頁 B 及 ______ 張續頁 C。

This Notification includes 0 **Continuation Sheet(s) A,** 0 **Continuation Sheet(s) B and** 0 **Continuation Sheet(s) C.**

簽署 Signed : [signature]

姓名 Name : Wong Man Kit

~~董事 Director~~／秘書 Secretary *

日期 Date : 19/07/2004 (日 DD / 月 MM / 年 YYYY)

請刪去不適用者 Delete whichever does not apply

CR

公司註冊處
Companies Registry

出任董事或候補董事職位同意書
Consent to Act as Director or Alternate Director

(公司條例第 158(5)條)
(Companies Ordinance s. 158(5))

COPY

表格 Form **D3**

Exemption#82-3604

重要事項 Important Note

- 請用黑色墨水列印。
  Please print in black ink.

公司編號 Company Number

54055

公司名稱 Company Name

GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED
金山工業(集團)有限公司

本人 I, CHAN Chi Chung 陳志聰 同意出任上述公司的 consent to act as the above company's

(請填報姓名 Please state full name)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

[√] 董事，Director

[ ] 候補董事，Alternate Director — 代替 Alternate to

(請填報獲代替行事的董事姓名或名稱 Please state full name of the principal director)

生效日期為 with effect from

日 DD	月 MM	年 YYYY
16	07	2004

，並確認本人已年滿十八歲。
, and confirm that I have attained the age of 18 years.

簽署 Signed : [signature]

日期 Date : 16/07/2004
日 DD / 月 MM / 年 YYYY

提交人的資料 Presentor's Reference

姓名 Name: Gold Peak Industries (Holdings) Limited

地址 Address: 8/F., Gold Peak Building, 30 Kwai Wing Road
Kwai Chung, N.T., Hong Kong.

電話 Tel: (852) 2427 1133   傳真 Fax: (852) 2401 0549

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

收件日期 RECEIVED
19-07-2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

註冊辦事處：
香港新界葵涌
葵榮路30號
金山工業中心
8樓

附註：

1. 凡有權出席上述大會及投票之股東，可委任一位或多位代表出席大會及於投票表決時代其投票。受委代表毋須為本公司股東。

2. 茲隨附上大會之代表委任表格。如委任人為公司，則代表委任表格須蓋上公司印鑑，或由公司負責人或正式授權人代為簽署。

3. 代表委任表格須於大會指定舉行時間四十八小時前送回本公司註冊辦事處，方為有效。

4. 根據第3項膺選連任的退任董事包括吳崇安、羅仲炳、張定球、羅肇強及陳志聰。

5. 二零零三年公司（修訂）條例（「修訂條例」）於二零零四年二月十三日生效，香港聯合交易所有限公司（「聯交所」）已宣佈修訂聯交所證券上市規則（「上市規則」），其中包括修訂上市規則附錄3，有關修訂於二零零四年三月三十一日生效，而上市規則附錄3列載上市公司的公司組織章程細則須符合的條文。

   為使本公司之新公司組織章程細則與修訂條例及經修訂上市規則附錄3貫徹一致，將於第8項動議提呈特別決議案，修訂本公司新公司組織章程細則內各項細則。

司於或因其履行職務發生或產生的任何損失或損害賠償負責，惟本細則僅於公司條例未有取消條文的情況適用。

(b) 本公司可就任何本公司董事或其他高級職員產生之任何責任向其作出彌償保證：

(i) 就其任何有關判決為得值或敗訴之訴訟辯護，不論是民事或刑事；或

(ii) 有關公司條例第358條之任何申請，而法庭向其作出寬免。

(c) 本公司可為任何本公司董事或其他高級職員購買或續購：

(i) 就有關本公司、任何有關連公司之任何疏忽、失責、違反責任或違反信託（詐騙除外）引致之本公司或有關連公司或其他之任何責任，因其與本公司或有關公司關係或導致其有罪之保險；及

(ii) 就有關本公司或有關連公司之任何疏忽、失責，違反責任或違反信託（包括詐騙）而向其提出之任何訴訟（不論民事或刑事）之辯護引致之責任，因其與本公司或有關公司關係或導致其有罪之保險。

(d) 於本細則，「有關連公司」就本公司而言，指任何本公司之附屬公司或控股公司或本公司控股公司之附屬公司之公司。」

承董事局命
公司秘書
黃文傑

二零零四年七月二十九日

(v) 倘以任何其他授權方式向有關有權利的人書面送達、寄出或送抵，則視本公司進行就此目的被獲授權之事宜時為送達、收取或送抵。」

(z) 刪除現有細則第165條，並以下列新細則第165條取代：

「165. 本公司或其代表可能基於股東身故、精神失常、破產而按細則第162條所規定方式向有權收取股份的人士發給倘若身故、精神失常或破產並無出現時可能發給的相同通告或文件。」；

(aa) 刪除細則第167條第1及2行「根據此等情況，按任何股東登記地址郵寄或留存」字句，並以「按細則第162條所規定方式交予任何股東」字句取代；

(bb) 刪除現有細則第168條，並以下列新細則第168條取代：

「168. (a) 本公司任何通告或文件之簽署可以為親筆或機印簽署，或就符合及根據適用法例，以電子形式簽署。

(b) 就符合及根據適用法例，任何通告或文件，包括但不限於細則第158條所述文件及上市規則所界定任何「公司通訊」，可由本公司僅以英文或僅以中文或同時以中英兩種語文發出。」；及

(cc) 刪除現有細則第172條，並以下列新細則第172條取代：

「172. (a) 每名董事或本公司其他高級職員均有權就其可能於或因履行職務或其他有關事項蒙受或產生之所有損失或責任，自本公司資產獲得彌償，而董事或其他高級職員毋須就本公

(y) 刪除現有細則第164條，並以以下新細則第164條取代：

「164. 任何由本公司或其代表給予或發出的通告或文件，包括任何上市規則所界定「公司通訊」：

(i) 透過郵遞寄出之任何通告或文件，將視載有該通告或文件之信封或封套或包裹投寄翌日為送達或送抵，而證明載有該通告或文件之封套或包裹已填上適當地址及繳足郵資（如寄往香港境外地址，則以空郵寄出）投寄足以證明通告或文件已送達或送抵；

(ii) 本公司以郵寄以外方式按股東登記地址或非股東的有權利的人根據本細則通知本公司的地址（而非就電子通訊提供的地址），留存之任何通告或文件，視於留存當日為送達或送抵；

(iii) 以電子通訊方式發出者，將視於有關通告或文件送出翌日為送達，而已按有關有權利的人就發送電子通訊以書面向本公司提供的地址傳送載有通告或文件的電子通訊的證明，將作為通告或文件已送達或送抵之最終憑證；

(iv) 倘於電腦網絡（包括本公司網站）刊載，將視向有關有權利的人送達或送抵有關刊載之通告當日為送達，或倘法例並無規定向有關有權利的人送抵或送達該等刊載之通告，則視通告或文件最初於有關電腦網絡展示之日期為送達；及

以該等其他方式刊載或發出有關財務文件及╱或財務摘要報告(視情況而定),就同意人士而言,將被視作為本公司履行(b)段所述責任。」

(x) 刪除現有細則第162條,並以以下新細則第162條取代:

「162. 任何由本公司或其代表給予或發予本細則、任何法例、規則或規例下有權利的人之通告或文件(包括上市規則所界定「公司通訊」)須為書面通告或文件,並遵守、符合及遵照適用法例,由本公司向任何股東或其他有權利的人以下列方式送達、發送或送抵:

(i) 專人送達;

(ii) 以預付適當郵資的信件、封套或包裹,按股東名冊所示股東登記地址寄出,交予該股東,或如為任何其他有權利的人,則按該人士就此目的向本公司提供的地址寄出;

(iii) 按上述地址送抵或留存;

(iv) 以廣告方式在一份或以上報章刊載;

(v) 透過電子通訊方式,按有權利的人就此目的向本公司書面提供的該等地址送出;

(vi) 在電腦網絡(包括本公司網站)刊載;或

(vii) 以有關有權利的人任何其他書面授權方式送抵。」

(v) 刪除細則第118條最後一句，並以以下新句子取代：

「倘董事透過電話或任何通訊器材或電子方式參加會議而容許所有與會者發言及聽取其他人發言，董事將被視為親身出席會議，並有權表決及被計入法定人數。該等會議將被視為於大部分與會者所在地舉行，而倘若每個地點僅得一名與會者或大部份與會者分處兩個或以上地點，會議則視為於會議主席所在地舉行。」；

(w) 刪除現有細則第158條，並以以下新細則第158條取代：

「158. (a) 董事局須根據公司條例條文安排準備及於週年大會向本公司提呈有關財務文件。

(b) 本公司須在下文(c)段的規限下，向每名有權利的人發送有關財務文件或在符合適用法例的情況下發送財務摘要報告，兩者均須於提呈有關財務文件的股東大會日期前最少二十一日送抵。

(c) 倘及根據適用法例，任何有權利的人（在本段指「同意人士」）同意或被視作同意將於電腦網絡（包括本公司網站）刊載任何有關財務文件及／或任何財務摘要報告（視情況而定）或以任何其他方式刊載或發出（包括以任何其他電子通訊方式）任何有關財務文件及／或任何財務摘要報告（視情況而定），視作為本公司向該等人士履行(b)段所述發送有關財務文件及／或財務摘要報告（視情況而定）責任，則本公司於有關股東大會日期前不少於二十一日於電腦網絡（包括本公司網站）刊載有關財務文件及／財務摘要報告（視情況而定）或在適用法例許可之期限或日期或之前

及其聯繫人士之權益為復歸權或剩餘權，及任何包括在一核准單位信託計劃中之股份，該董事或其聯繫人士之權益只限於單位持有人擁有之權益，及任何於股東大會沒有投票權及只有非常有限之股息及股本回報權之股份，將不被當作其及其聯繫人士持有之股份。」；

(r) 刪除現有細則第103(1)(f)條，並以下列新細則第103(1)(f)條取代：

「(f) 當一間由一位董事及／或其聯繫人士擁有5%或以上之公司（如本細則分段(1)(e)界定）於一項交易擁有重要權益，該董事及／或其聯繫人士將被視作於該項交易擁有重要權益。」；

(s) 刪除現有細則第103(1)(g)條，並以下列新細則第103(1)(g)條取代：

「(g) 「如於任何董事大會上出現任何關於一位董事（大會主席除外）或其聯繫人士權益之重要性之問題；或關於任何董事（大會主席除外）投票資格或被計入法定人數之問題，而此等問題並不能以其自願放棄投票資格或自願不被計入法定人數解決，此等問題將交由大會主席處理，而其就該等其他董事有關之決定將為最終及決定性的，惟該等董事並無向董事局就其及／或其聯繫人士所擁有權益之性質或範圍之所知作出完全披露除外。如上述任何問題與大會主席有關，該等問題將由大會通過決議案決定（就此主席將不被計入法定人數及不准投票），而此決議案將為最終及決定性的，惟該主席並無向董事局就該主席及／或其聯繫人士所擁有權益之性質或範圍之所知作出完全披露除外。」；

(t) 刪除細則第116條「最少於股東大會日期前七日」字句，並以「不得早於送交就該選舉指定大會通告翌日開始及不得遲於該大會日期前七日結束，惟該等期間最少須為七日」；

(u) 刪除細則第117條第一行「特別」一詞及旁註，並以「普通」一詞取代；

(iii) 董事或其任何聯繫人士僅以高級職員、行政人員或股東身分直接或間接擁有權益或該董事或其任何聯繫人士實益擁有其股份之任何其他公司相關之任何建議，惟該董事及其任何聯繫人不得於該公司（或其聯繫人士藉此衍生權益之任何第三方公司）任何類別已發行股份或投票權實益擁有5%或以上權益；

(iv) 有關本公司或其任何附屬公司僱員福利之任何建議或安排，包括：

(a) 採納、修改或運作可能導致董事或其聯繫人士獲益之任何僱員股份計劃、任何股份獎勵計劃或認股權計劃；或

(b) 採納、修改或運作有關董事、其聯繫人士及本公司或其任何附屬公司僱員之養老金或退休、身故或殘疾撫恤計劃，而該等計劃並無給予任何董事或其任何聯繫人士任何一般不會給予該計劃或基金有關類別人士之特權或利益；及

(v) 董事或其聯繫人士僅擁有與其他持有本公司股份或債券或其他證券人士相同權益之任何合約或安排。」；

(q) 刪除現有細則第103(1)(e)條，並以下列新細則第103(1)(e)條取代：

「(e) 一間公司將被視作為由一位董事及／或其聯繫人士擁有5%或以上之公司，倘若及只要（但僅倘若及只要）其及／或其聯繫人士（不論直接或間接）實益擁有該公司5%或以上任何類別權益股份股本或該公司股東擁有之投票權（或任何衍生其權益或其聯繫人士權益之第三者公司）。為達此段目的，一位董事及其聯繫人士以被動或保管受託人形式擁有而沒有實益之任何股份，任何包括在一信託中之股份，倘若及只要他人有權得到其中之收益，該董事

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

GOLD PEAK

FORM OF PROXY FOR ANNUAL GENERAL MEETING

I/We[1] ______________________________, of____,
being the registered holder(s) of[2] ____ shares of HK$0.50 each in the capital of Gold Peak Industries (Holdings) Limited 金山工業(集團)有限公司 (the "Company"), HEREBY APPOINT[3] the Chairman of the meeting or[3] ____
of____,
as my/our proxy to act for me/us and on my/our behalf at the Annual General Meeting (or at any adjournment thereof) of the Company to be held at Salon 6, Level 3, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong at 4:00 p.m. on Friday, September 10, 2004 to consider and, if thought fit, pass with or without amendments the resolutions as set out in the notice convening the Annual General Meeting or at any adjournment thereof to vote for me/us in my/our name(s) for the said resolutions as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	FOR[4]	AGAINST[4]
1.	To receive the Accounts and Reports of the Directors and the Auditors.		
2.	To approve payment of final dividend and special dividend.		
3.	(a) To re-elect Mr. Andrew NG Sung On as a Director of the Company.		
	(b) To re-elect Mr. Kevin LO Chung Ping as a Director of the Company.		
	(c) To re-elect Mr. Vincent CHEUNG Ting Kau as a Director of the Company.		
	(d) To re-elect Mr. John LO Siew Kiong as a Director of the Company.		
	(e) To re-elect Mr. Frank CHAN Chi Chung as a Director of the Company.		
	(f) To authorise the Directors to fix the Directors' fees.		
4.	To re-appoint Auditors and to authorise the Directors to fix Auditors' remuneration.		
5.	To approve general mandate to issue shares.		
6.	To approve general mandate to repurchase shares.		
7.	To approve general mandate to issue shares repurchased.		
8.	To amend the articles of association of the Company.		

Signature[5]: ______________________________

Date: ______________________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of shares to which the proxy relates registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. If any proxy other than those named is preferred, please strike out "the Chairman of the meeting or" and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
4. IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE BOX MARKED "AGAINST". Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than that referred to in the notice convening the meeting.
5. You are requested to lodge this form of proxy, together with the power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy thereof, at the registered office of the Company, at 8th Floor, Gold Peak Building, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong not later than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof.
6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
7. In the case of joint holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders is present at the meeting, personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.
8. The proxy need not be a member of the Company but must attend the meeting in person to represent you.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(根據公司條例於香港註冊成立)

(股票代號:40)

股東週年大會代表委任表格

本人／吾等(附註一) ________________________________

地址 ________________________________

為金山工業(集團)有限公司(Gold Peak Industries (Holdings) Limited)(「本公司」)股本中每股面值0.50港元股份(附註二) ________________ 股之登記持有人，

茲委任(附註三)大會主席或(附註三) ________________

地址 ________________________________

為本人／吾等之委任代表，代表本人／吾等出席本公司於二零零四年九月十日(星期五)下午四時正假座香港金鐘太古廣場萬豪酒店三樓宴會廳六號之股東週年大會或其任何續會，以考慮並酌情，於經修改或不經修改下，通過股東週年大會通告所載之決議案，及按以下之指示在大會或其任何續會代表本人／吾等就上述決議案投票。如並無指示，則本人／吾等之委任代表可自行酌情投票。

	動議	贊成(附註四)	反對(附註四)
1.	省覽賬目與董事局及核數師報告書。		
2.	批准派發末期股息及特別股息。		
3.	(a) 重新推選吳崇安先生為本公司董事。		
	(b) 重新推選羅仲炳先生為本公司董事。		
	(c) 重新推選張定球先生為本公司董事。		
	(d) 重新推選羅肇強先生為本公司董事。		
	(e) 重新推選陳志聰先生為本公司董事。		
	(f) 授權董事釐定董事袍金。		
4.	重新委任核數師並授權董事局釐定核數師酬金。		
5.	批准全面授權發行股份。		
6.	批准全面授權購回股份。		
7.	批准全面授權重新發行已購回股份。		
8.	修訂本公司之公司組織章程細則。		

簽署(附註六)： ________________

日期： ________________

附註：

一、 請用**正楷**填上全名及地址。

二、 請填上以　閣下名義登記之股份數目。如無填上股份數目，則本代表委任表格將被視為代表所有以　閣下名義登記之本公司股份。

三、 如擬委任其他人士為委任代表，請將「大會主席或」字樣刪去，並在空欄內填上所委任人士之姓名及地址。**本代表委任表格之每項更正，須由簽署人士簡簽示可。**

四、 **重要提示：若　閣下欲投票贊成決議案，請在「贊成」欄內加上「✓」號；若　閣下欲投票反對決議案，則在「反對」欄內加上「✓」號。**如上述兩欄內皆無加上「✓」號，則　閣下之委任代表有權自行酌情投票。　閣下之委任代表亦可就召開大會通告所述者以外在大會正式提呈之任何決議案自行酌情投票。

五、 本代表委任表格連同簽署人之授權書(如有)或其他授權文件(如有)或經由公證人簽署證明之授權書或授權文件副本，須於大會(或其任何續會)指定舉行時間48小時前送達香港新界葵涌葵榮路30號金山工業中心8樓本公司之註冊辦事處，方為有效。

六、 本代表委任表格須由　閣下或　閣下之正式書面授權人簽署；若為公司，則必須蓋上公司印鑑，或經由公司負責人或授權代表簽署。

七、 如屬任何股份之聯名持有人，任何一名聯名持有人均可就有關股份親自或委派委任代表在會上投票，惟若超過一名聯名持有人親自或委派委任代表出席大會，則只有於股東名冊上名列首位之聯名持有人(不論親自或委派委任代表)有權投票。

八、 委任代表毋須為本公司股東，惟必須親自代表　閣下出席大會。

(n) 於緊隨細則第85條後加入新細則第85A條，並加入「有違上市規則之表決」字句作為細則第85A條之旁註：

「85A. 倘任何股東根據上市規則，須放棄就任何特別決議案表決或受限制僅可就任何特別決議案投贊成票或反對票，任何該等股東或其代表有違該等規定或限制之表決將不予點算。」；

(o) 於緊隨細則第96(d)條後，加入新細則第96(e)條：

「(e) 已委任他人(包括其他董事)為替任董事的董事，毋須就替任董事於出任替任董事期間的任何侵權事宜承擔代理責任。」；

(p) 刪除現有細則第103(1)(d)條，並以以下新細則103(1)(d)條取代：

「(d) 除細則另有規定者外，董事不得就其或其任何聯繫人士有重大利益之任何合約或安排或任何其他建議之董事局決議案投票，亦不得計入出席會議法定人數，惟是項限制不適用於下列任何情況：

(i) 在下列情況作出任何抵押或彌償保證：

(a) 就董事或其聯繫人士應本公司或其任何附屬公司之要求或為本公司或其任何附屬公司之利益而借出款項或引致或作出承擔之責任，而向該董事或其聯繫人士提供之任何抵押或彌償保證；或

(b) 就本公司或其任何附屬公司之債項或責任，董事或其任何聯繫人士根據一項擔保或彌償保證或透過提供抵押而承擔全部或部分責任(不論個別或共同承擔)，而向第三方提供之任何抵押或彌償保證；

(ii) 有關由本公司或由本公司可能創辦或擁有權益之任何其他公司提呈發售本公司或由本公司可能創辦或擁有權益之任何其他公司之股份或債券或其他證券以供認購或購買，而董事或其聯繫人士因參與發售之包銷或分包銷而現時或將擁有權益之任何建議；

「有關「日子」之提述指午夜起至午夜止二十四小時期間。有關時間之提述（包括於前句子中）指香港時間。」

(i) 於細則第13條第3行「提出轉讓」字眼後，加入「隨後十個營業日之內」字眼；

(j) 刪除細則第13條第6及7行「不超過2元或聯交所規則規定不時可能許可之較高款額」字句，並以「聯交所規則規定不時可能許可之款額」字句取代；

(k) 刪除細則第17條第2及3行「不超過2元或聯交所規則規定不時可能許可之較高款額」字句，並以「聯交所規則規定不時可能許可之款額」字句取代；

(l) 刪除細則第37(a)條「不超過2元或聯交所規則規定不時可能許可之較高款額」，並以「聯交所規則規定不時可能許可之款額」字句取代；

(m) 緊隨細則第69條後，加入新細則第69A條，並加入「重訂會議」一詞作為細則第69A條旁註：

「69A. 倘若董事局基於任何原因，認為屬不可行或不適宜於召開股東大會通告所指定日期或時間或地點舉行股東大會，則可押後股東週年大會或更改其舉行日期、時間及／或地點。董事局須採取合理步驟，確保重訂會議日期、時間及地點之通告已給予計劃按原訂時間及地點出席會議的任何股東。重訂會議之舉行日期、時間及地點須（倘可行）最少於香港一份英文報章及一份中文報章刊載。於該等重訂會議處理之事務則毋須刊載通告。倘若會議按此重新安排，代表委任表格須按此等細則要求於重訂會議指定舉行時間48小時前收迄，代表之委任方為有效。董事局亦可根據本細則押後或更改重訂會議。」

「有權利的人」指公司條例第2(1)條所界定「有權利的人」；

「香港」指中華人民共和國香港特別行政區；及

「上市規則」指聯交所證券上市規則；

(d) 刪除細則第1條「報章」釋義中「長官」一詞，並以「行政長官」一詞取代；

(e) 於細則第1條緊隨「股份過戶登記處」釋義後，加入以下「有關財務文件」釋義，並加入「有關財務文件」一詞作為上述釋義之旁註：

「有關財務文件」指公司條例第2(1)條所界定「有關財務文件」；

(f) 於細則第1條緊隨「聯交所」釋義後，加入以下「財務摘要報告」釋義，並加入「財務摘要報告」一詞作為上述釋義旁註：

「財務摘要報告」指公司條例第2(1)條所界定「財務摘要報告」；

(g) 刪除細則第1條「書面」或「印刷」現有釋義，並以以下「書面」或「印刷」新釋義取代：

「書面」或「印刷」包括任何顯示或複製可辨識及非短暫之文字的方式，包括電子通訊；

(h) 於細則第1條結尾加入以下段落，並加入「有關所簽訂文件之提述」及「有關日期及時間之提述」詞句分別作為該等段落之旁注：

「有關所簽訂文件之提述包括(i)以親筆簽署或加蓋公司印鑑或(ii)就符合或根據任何適用法例，以電子方式或任何其他方法簽署。有關文件之提述包括，就符合或根據適用法例，任何以可見方式記錄之資料，而不論是否屬於實體。有關地址之提述包括，就電子通訊而言，任何就該等通訊使用的號碼或地址。」；

(iv) 就本決議案而言：

「有關期間」乃指由本決議案通過之日至下列三者之最早日期止之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 法律規定本公司須予召開下屆股東週年大會之期限屆滿時；及

(c) 本決議案所載授權經股東大會由本公司股東通過普通決議案而撤銷或修訂時。」

7. 「**動議**在上述第5項及第6項普通決議案獲通過後，根據及遵照上述第6項普通決議案，由本公司購回之本公司股本中股份數目，將會加入董事根據及遵照上述第5項普通決議案行使全面授權而批准配發或同意有條件或無條件配發之本公司股本面值總額之內。」

作為特別事項，考慮並酌情，於經修改或不經修改下，通過以下將提呈之決議案為特別決議案：

8. 「**動議**本公司之公司組織章程細則按以下方式修訂：

(a) 刪除細則第1條「聯繫人士」之現有釋義，以下列「聯繫人士」新釋義取代：

「聯繫人士」具有上市規則所賦予涵義；

(b) 於細則第1條緊隨「核數師」釋義後，加入以下「營業日」釋義，並加入「營業日」一詞作為上述釋義之旁註：

「營業日」指聯交所開市買賣證券的任何日子；

(c) 於細則第1條緊隨「元」釋義後加入以下釋義，並加入「電子通訊」、「有權利的人」、「香港」及「上市規則」多個詞彙分別作為上述釋義之旁註：

「電子通訊」指通過任何媒體以任何格式以電子傳送的通訊；

組織章程細則不時因以股代息而發行股份，而配發之股本面值總額不得超過本決議案日期本公司已發行股本面值總額之20%，而所述之批准亦受此數額限制；及

(iii) 就本決議案而言：

「有關期間」乃指由本決議案通過之日至下列三者之最早日期止之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 法律規定本公司須予召開下屆股東週年大會之期限屆滿時；及

(c) 本決議案所載授權經股東大會由本公司股東通過普通決議案而撤銷或修訂時。

「配售新股」乃指董事局在指定期間向本公司股東名冊內於指定記錄日期所登記之本公司股份持有人按其當時持股比例建議配售新股（惟董事局有權向海外股東，或就零碎股權或因在任何香港以外地區之任何認可管制機構或證券交易所之法律或規定所限作出例外或權宜安排）。」

6. 「**動議**：

(i) 在本決議案第(iii)節限制下，全面及無條件批准董事局於有關期間（定義如下）行使本公司全部權力購回本公司股本中之股份；

(ii) 在本決議案第(i)節之批准即授權董事局按董事局全權釐定之價格及條文購買本公司股本之股份；

(iii) 董事局根據本決議案第(i)節之批准購回或同意有條件或無條件購回之股本面值總額不得超過於本決議案通過之日本公司已發行之股本面值總額10%，而第(i)節之授權亦受此數額限制；及

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(根據公司條例在香港註冊成立)
(股票代號:40)

茲通告本公司將於二零零四年九月十日(星期五)下午四時正假座香港金鐘太古廣場萬豪酒店三樓宴會廳六號舉行股東週年大會,處理下列事項:

1. 省覽截至二零零四年三月三十一日止年度之賬目、董事局及核數師報告書。

2. 批准派發截至二零零四年三月三十一日止年度之末期股息及特別股息。

3. 重新推選董事及授權董事釐定董事袍金。

4. 重新委任下年度核數師並授權董事局釐定其酬金。

作為特別事項,考慮並酌情,於經修改或不經修改下,通過以下將提呈之決議案為普通決議案:

5. 「**動議**:

(i) 在本決議案第(ii)節之限制下,全面及無條件授權董事局在有關期間(定義如下)行使本公司所有權力以發行及配發本公司股本中之額外股份,並訂立或授予或需於有關期間或其後行使此權力之售股建議、協議及認股權;

(ii) 董事局依據本決議案第(i)節之批准配發或同意有條件或無條件配發(依據一項認股權或其他特權)及發行,但非根據(a)配售新股(定義如下),(b)根據本公司發行之任何認股權證或任何可轉換為本公司股份之證券而行使認購權或轉換權,(c)行使任何不時採納之認股權計劃或類似之安排向本公司及/或任何附屬公司之行政人員及/或職員授予之認股權,授予或發行股份或授予可購入本公司股份之權力或(d)依據本公司

茲隨附股東週年大會代表委任表格。無論 閣下能否出席該大會，務請按代表委任表格印列之指示將其填妥，在大會（或其任何續會）指定舉行時間四十八小時前盡快交回本公司之註冊辦事處。填妥及交回代表委任表格將不會令 閣下喪失出席大會及投票之資格。

根據上市規則及／或本公司之組織章程細則，沒有股東須於股東週年大會放棄投票。

14. 要求以投票方式表決之程序

根據本公司組織章程細則第76條，提呈任何股東大會表決之決議案須以舉手方式表決，除非於宣佈以舉手方式表決結果之前或之時，以下人士要求以投票方式表決：

(i) 大會主席；或

(ii) 不少於當時有權在會上表決的三名親身出席之股東或受委代表；或

(iii) 一名或以上代表不少於有權在會上表決之全體股東全部投票權十分之一的親身出席股東或受委代表；或

(iv) 一名或以上持有獲授予權利可於會上表決之股份的親身出席股東或受委代表，而該等股份合計之繳足股本，須不少於全部獲授予該等權利股份的繳足股本總額十分之一。

15. 推薦建議

董事局相信載於本通函之建議乃為本公司及股東之整體利益而設，並推薦 閣下在股東週年大會上對有關之決議案投贊成票。各董事及彼等之聯繫人士於最後可行日期合共實益擁有177,661,924股股份，佔本公司已發行股本約32.7%，彼等已表示將於股東週年大會上投票贊成有關之決議案。

此致

列位股東 台照

主席兼總裁
羅仲榮
謹啟

二零零四年七月二十九日

陳志聰，五十歲，由二零零四年七月十六日起獲委任為本公司之獨立非執行董事。陳氏為英國特許公認會計師公會及香港會計師公會資深會員，亦為香港華人會計師公會及香港稅務學會會員，並於香港獲得執業會計師資格。陳氏現時為聯交所主板上市公司創科實業有限公司之集團執行董事及集團財務總監，亦為新加坡交易所股票交易公司上市公司捷榮國際控股有限公司之獨立董事。除於此披露外，陳氏於最後可行日期前三年內於任何其他上市公司並無擁有任何董事職銜。

陳氏並無擁有任何根據證券及期貨條例第XV節所界定之本公司股份權益，與本公司任何董事、高級管理層，主要股東或控股股東亦無任何關係。陳氏於本公司或其任何附屬公司及聯營公司並無擁有任何職銜。

陳氏與本公司並無簽署任何服務合約。陳氏須按本公司之組織章程細則之條款輪流退職及膺選連任，因此沒有概定之委任年期。他將有權收取董事袍金，而袍金數目將由董事局決定。待其董事袍金釐定後，本公司將會稍後披露。

12. 責任聲明

本通函遵照上市規則之規定提供有關本集團之資料。董事對本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事實，致使其所載任何內容有誤導。

13. 股東週年大會

於二零零四年九月十日（星期五）下午四時正於香港金鐘太古廣場萬豪酒店三樓宴會廳六號舉行股東週年大會，大會通告載於本通函第十三頁至第二十六頁。在股東週年大會上，將提呈若干普通決議案，其中包括批准購回股份及發行股份之全面授權及提呈一項特別決議案以修訂本公司現有之公司組織章程細則。

內於任何其他上市公司並無擁有任何董事職銜。張氏在英國倫敦University College取得法律學位，於一九七零年成為執業律師，現為香港張葉司徒陳律師事務所之首席合夥人，擁有香港及英國執業資格。

於最後可行日期，張氏以個人權益擁有1,947,549股股份。張氏同時以個人權益擁有可予認購700,000股股份之認股權。此等權益須根據證券及期貨條例第XV節通知聯交所。張氏與本公司任何董事，高級管理層，主要股東或控股股東沒有任何關係。

張氏與本公司並無簽署任何服務合約。張氏須按本公司之組織章程細則之條款於股東週年大會輪流退職及膺選連任，因此沒有概定之委任年期。張氏作為獨立非執行董事之董事袍金由董事局於股東週年大會上股東授權釐定。截至二零零四年三月三十一日，張氏收取董事袍金40,000港元。

羅肇強，六十五歲，現為本公司之非執行董事。羅氏亦為於聯交所主板上市之宏昌科技集團有限公司之獨立非執行董事，及於二零零零年六月至二零零二年八月期間作為CIH Limited之非執行董事。CIH Limited為本公司之前聯營公司及目前之附屬公司，並在新加坡交易所股票交易公司上市。除於此披露外，羅氏於最後可行日期前三年內於任何其他上市公司並無擁有任何董事職銜。羅氏為香港標準及檢定中心和香港品質保證局榮譽主席。羅氏曾獲澳洲Royal Melbourne Institute of Technology頒發通訊工程資深會員。

於最後可行日期，羅氏以個人權益擁有411,081股股份。羅氏同時以個人權益擁有可予認購450,000股股份之認股權。此等權益須根據證券及期貨條例第XV節通知聯交所。羅氏與本公司任何董事，高級管理層，主要股東或控股股東沒有任何關係。

羅氏與本公司並無簽署任何服務合約。羅氏須按本公司組織章程細則之條款於股東週年大會輪流退職及膺選連任，因此沒有概定之委任年期。羅氏作為非執行董事之董事袍金由董事局於股東週年大會上股東授權釐定。截至二零零四年三月三十一日，羅氏收取董事袍金80,000港元。

股份之認股權。此等權益須根據證券及期貨條例第XV節通知聯交所。吳氏與本公司任何董事,高級管理層,主要股東或控股股東沒有任何關係。

吳氏與本公司並無簽署任何服務合約。吳氏須按本公司之組織章程細則之條款於股東週年大會輪流退職及膺選連任,因此沒有概定之委任年期。吳氏作為執行董事之董事袍金由董事局於股東週年大會上股東授權釐定。截至二零零四年三月三十一日,吳氏收取董事袍金10,000港元。

羅仲炳,六十八歲,於一九八三年至一九九零年出任金山工業集團主席。羅氏於集團的資訊科技應用,尤其在寬頻網絡及互聯網工具發展方面擔當重要角色,亦積極參與開發集團之先進電子產品。羅氏於電視廣播界具資深經驗,自一九七七年出任於聯交所主板上市之電視廣播有限公司之董事局及執行委員會成員。除於此披露外,羅氏於最後可行日期前三年內於任何其他上市公司並無擁有任何董事職銜。

於最後可行日期,羅氏以家族權益擁有其配偶所持有之3,239,066股股份,及以個人權益擁有可予認購2,900,000股股份之認股權。此等權益須根據證券及期貨條例第XV節通知聯交所。羅氏為羅仲榮先生及羅仲煒先生之胞兄,彼皆為本公司之執行董事。除於此披露外,羅氏與本公司任何董事,高級管理層,主要股東或控股股東沒有任何關係。

羅氏與本公司並無簽署任何服務合約。羅氏須按本公司之組織章程細則之條款於股東週年大會輪流退職及膺選連任,因此沒有概定之委任年期。羅氏作為執行董事之董事袍金由董事局於股東週年大會上股東授權釐定。截至二零零四年三月三十一日,羅氏收取董事袍金10,000港元。

張定球,六十二歲,於一九八四年獲委任為非執行董事,亦為玉皇朝飲食文化集團有限公司之執行董事,創科實業有限公司及保華德祥建築集團有限公司之獨立非執行董事,該等公司均在聯交所主板上市。張氏曾為於聯交所主板上市之連達科技控股有限公司及於聯交所創業板上市之成報傳媒集團有限公司(現名為現代旌旗出版集團有限公司)之獨立非執行董事,張氏於此兩間公司之任期分別直至二零零二年八月及二零零三年二月期滿。除於此披露外,張氏於最後可行日期前三年

(b) 董事不得就其或其任何聯繫人士有重大利益之任何事項之董事局決議案投票，亦不得計入出席會議法定人數（細則第103條）；及

(c) 股東提交任命董事之通告之最少七日期間，須不得早於送交就該選舉指定大會通告翌日開始及不得遲於該大會日期前七日結束（細則第116條）。

(v) 授權董事透過電話或任何通訊器材或電子方式舉行會議及押後股東大會（細則第118條）；及

(vi) 加入若干細微改進。

務請注意載於股東週年大會通告第8項決議案，以瞭解有關修訂全文。

11. 重新推選公司董事

依據本公司組織章程細則第95條及112條，吳崇安先生、羅仲炳先生、張定球先生、羅肇強先生及陳志聰先生將會在股東週年大會上退職，而各人均符合資格，願意膺選連任。

各建議在股東週年大會上膺選連任之董事資料如下：

吳崇安，五十四歲，自一九七五年效力金山工業集團，於一九九零年獲委任為副主席，吳氏為金山工業集團微型及充電式電池部創辦人，於一九九三年獲委任為金山電池國際有限公司主席兼總裁。金山電池國際有限公司為本公司之聯營公司及在新加坡交易所股票交易公司上市。除於此披露外，吳氏於最後可行日期前三年內於任何其他上市公司並無擁有任何董事職銜。吳氏現時為香港關鍵性零部件製造業協會副主席。吳氏於美國麻省理工學院畢業，持有化學工程理學碩士學位。

於最後可行日期，吳氏以個人權益擁有68,771,957股股份及以家族權益擁有其配偶所持有之417,000股股份。吳氏同時以個人權益擁有可予認購3,600,000股

10. 修訂公司組織章程細則

在股東週年大會上，另將提呈特別決議案，以修訂本公司現有公司組織章程細則。

繼公司條例及上市規則近期作出修訂後，本公司獲准在其公司組織章程細則條文規限下，(i)向股東及其他有權利的人派發財務摘要報告代替編製財務摘要報告時自當中取材的有關財務文件（細則第158條），及(ii)以電子方式向股東及其他有權利的人寄發或提供公司通訊，包括年度及中期報告、通函與會議通告，代替該等公司通訊印本，惟本公司須根據公司條例及上市規則確定股東及其他有權利的人之意願（細則第162條）。

除上述者外，另須徵求股東批准修訂本公司之公司組織章程細則：

(i) 以反映公司條例之修訂，有關修訂批准上市公司按其股東及其他證券持有人士之意願，僅以英文或僅以中文或同時以中英兩種語言，向其股東及其他證券持有人士寄發公司通訊，惟上市公司須作出充份安排，以確定其股東及其他證券持有人士之意願（細則第168條）；

(ii) 以反映公司條例有關撤換董事（細則第117條）及就董事與本公司高級職員責任購買保險（細則第172條）的修訂；

(iii) 以考慮公司條例有關董事就其替任董事觸犯侵權事宜所承擔代理責任之新條文（細則第96(e)條）；

(iv) 以反映上市規則附錄3之修訂，該附錄載有上市公司的公司組織章程細則須符合之規定；其中：

(a) 倘任何股東根據上市規則，須放棄就任何特別決議案表決或受限制僅可就任何特別決議案投贊成票或反對票，任何有違該等規定或限制之表決將不予點算（細則第85A條）；

7. 股份價格

股份於過去十二個月(至及包括最後可行日期)每月在聯交所之最高及最低成交價如下:

月份	每股股份價格	
	最高	最低
	港元	港元
二零零三年		
七月	1.930	1.700
八月	2.250	1.890
九月	2.075	1.800
十月	2.300	1.830
十一月	2.475	2.050
十二月	2.450	2.100
二零零四年		
一月	2.500	2.175
二月	2.575	2.425
三月	2.550	2.275
四月	2.525	2.100
五月	2.350	2.000
六月	2.425	2.050
七月(至最後可行日期)	2.175	2.025

8. 本公司購回股份

於最後可行日期前六個月期間,本公司及其任何附屬公司並無於聯交所或其他地方購回股份。

9. 全面授權發行股份

在股東週年大會上將提呈一項決議案,全面及無條件授權董事局發行新股份。此項授權之有關股份數目,相等於該決議案通過之日本公司已發行股本之20%,與根據上述購回股份授權而購回股本總面值兩者之總和。董事局現時無意根據將於股東週年大會上動議授予董事局發行新股之授權發行任何新股份。

4. 董事、其有聯繫及有關連人士

各董事及(彼等作出一切合理查詢後就彼等所知及所信)彼等之有聯繫人士現時無意在該項建議獲得股東批准之情況下,向本公司出售股份。

本公司之有關連人士(按上市規則定義)概無知會本公司,表示其目前有任何意圖待本公司獲授權購回股份後,出售任何股份予本公司,亦無承諾不會將任何彼等持有之股份向本公司出售。

5. 董事局承諾

董事局已向聯交所承諾,彼等將按照所提呈之決議案及依據本公司組織章程大綱及細則、上市規則及香港一切有關法例,行使本公司權力購回股份。

6. 有關收購守則之影響

倘若本公司購回股份導致某股東所佔本公司投票權的權益比例增加,此增加將被視作依據收購守則購入投票權。因此,一位股東或一組一致行動的股東能獲得或鞏固本公司之控制權,將要遵守收購守則第26條規則作出強制收購。於最後可行日期,各董事包括:羅仲榮先生、吳崇安先生、羅仲炳先生、羅仲煒先生、梁伯全先生、顧玉興先生、莊紹樑先生、周國偉先生、王維勤先生、張定球先生及羅肇強先生,及彼等之聯繫人士(根據上市規則定義)共持有本公司已發行股本約32.7%,並若於獲得同意下,全面行使購回授權後將共同持有本公司已發行股本約36.3%,及將可能引發根據收購守則作出之強制收購責任。董事局現時無意行使購回授權,若購回股份將引發根據收購守則作出之強制收購或導致公眾所持股份數目減至少於上市規則第8.08條要求所規定之最少百份比。

之10%。於最後可行日期，本公司已發行股份共543,915,067股。在須通過購回授權動議之限制及在股東週年大會前再無發行或購回股份之基準下，本公司可購回最多不超過54,391,506股股份。又謹請股東留意，該項授權祗在有關聯交所或其他地方根據上市規則之規定購回股份。因上市規則要求須向股東提供合理所需資料，使其能就購回授權動議投以贊成票或反對票作出有根據決定，以下為解釋條文。

2. 購回股份之原因

近年聯交所之交易情況時有波動，雖然未能預先估計在何種情況下董事局認為適宜購回股份，但祗當董事局認為符合本公司及各股東最佳利益之情況下方會購回股份。購回股份或會增加每股股份資產淨值及／或每股股份之盈利，惟須視乎當時市況及資金安排而定。

3. 資金來源

於購回股份時，本公司祗可動用按照其公司組織章程大綱及細則及公司條例認可合法供此用途之資金支付。公司條例規定，就購回股份而退還之資本額，祗可以從本公司之可分派溢利、或從為購回而發行新股份所得款項支付。公司條例更規定回購股份之應付溢價祗可由公司可分派溢利中提取。如回購之股份以溢價發行，回購所需支付之股份溢價，可按公司條例所容許之某些限制下，以為回購而發行之新股份所得款項支付。已購回之股份將予註銷，但本公司之法定股本總額將不會減少。

倘於建議之購回期間內任何時間全面行使該項授權建議而購回股份，或會對本公司之營運資金或資本與負債比率有不利影響（與最後刊印之二零零四年三月三十一日止年度年報所載之本公司經審核綜合賬目披露之情況比較）。然而，若董事局認為本公司之營運資金或資本與負債比率水平會受到重大不利影響之情況下，董事局不擬行使購回授權。

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited
(根據公司條例在香港註冊成立)
(股票代號:40)

董事局
執行董事:
羅仲榮(主席兼總裁)
吳崇安(副主席)
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉
王維勤

非執行董事:
張定球*
呂明華*
羅肇強
陳志聰*

* 獨立非執行董事

註冊辦事處:
香港新界葵涌
葵榮路30號
金山工業中心
8樓

敬啟者:

提案包括全面授權購回股份及發行股份,修訂公司組織章程細則,重新推選公司董事及股東週年大會通告

1. 全面授權購回股份

在股東週年大會上將提呈一項普通決議案,全面及無條件授權董事局行使本公司一切權力,依照本函件所載之標準,購回本公司股份。謹請各股東特別留意,根據該項全面授權所購回股份之最高數目,將等於通過該決議案當日本公司股本中已發行股份數目

在本通函中，除文義另有所指外，下列詞語涵義如下：

「股東週年大會」	指	本公司於二零零四年九月十日（星期五）舉行之股東週年大會或其任何續會，大會通告載於本通函第十三頁至第二十六頁
「董事局」	指	本公司之董事局或獲正式授權之委員會
「公司條例」	指	公司條例（香港法例第32章）
「本公司」	指	金山工業（集團）有限公司，一家根據公司條例在香港註冊成立之公司，其股份於聯交所上市
「董事」	指	現時本公司之董事
「本集團」	指	本公司及其附屬公司及本集團之成員
「香港」	指	中華人民共和國香港特別行政區
「最後可行日期」	指	二零零四年七月二十六日，即確定此通函之部份資料以刊印此通函之最後可行日期
「上市規則」	指	聯交所證券上市規則（因時修正）
「證券及期貨條例」	指	證券及期貨條例（香港法例第571章）
「股東」	指	本公司股份持有人
「股份」	指	本公司股本中每股面值0.50港元之股份，或任何可由其轉換、分拆或整合或交換而成之任何股份
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「港元」	指	香港法定幣值

閣下對本通函或應辦之手續**如有任何疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之金山工業（集團）有限公司股份，　閣下應立即將本通函及隨附之代表委任表格送交買主或受讓人，或送交經手買賣或轉讓之銀行、股票經紀或其他代理，以便轉交買主或受讓人。

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

（根據公司條例在香港註冊成立）
（股票代號：40）

GOLD PEAK

提案包括
全面授權購回股份
及發行股份，
修訂公司組織章程細則，
重新推選公司董事
及
股東週年大會通告

金山工業（集團）有限公司定於二零零四年九月十日（星期五）下午四時正於香港金鐘太古廣場萬豪酒店三樓宴會廳六號舉行股東週年大會，大會通告載於本通函第十三頁至第二十六頁。無論　閣下能否出席大會，請依照隨附之代表委任表格上列印之指示將表格填妥及盡快交回，在任何情況下須於大會（或其任何續會）指定舉行時間四十八小時前送達。填妥及交回代表委任表格將不會令　閣下喪失出席大會及投票之資格。

40 GOLD PEAK 1964-2004

二零零四年七月二十九日

Registered Office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

Notes:

1. Any member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend, and on a poll, to vote instead of him. A proxy need not be a member of the Company.

2. A form of proxy for the meeting is enclosed. If the appointor is a corporation, the form of proxy must be under its common seal or under the hand of an officer or attorney duly authorised on its behalf.

3. To be valid, forms of proxy must be deposited at the registered office of the Company above stated not later than 48 hours before the time appointed for the holding of the meeting.

4. The retiring Directors standing for re-election under item 3 are Andrew NG Sung On, Kevin LO Chung Ping, Vincent CHEUNG Ting Kau, John LO Siew Kiong and Frank CHAN Chi Chung.

5. The Companies (Amendment) Ordinance 2003 (the "Amendment Ordinance") has come into operation on February 13, 2004 and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") has announced amendments to the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") which include, among other things, amendments to Appendix 3 to the Listing Rules that has come into effect on March 31, 2004. Appendix 3 to the Listing Rules sets out the provisions which the articles of association of a listed company should conform.

   In order to make the Company's New Articles of Association consistent with the Amendment Ordinance and the amended Appendix 3 to the Listing Rules, a special resolution to amend the various articles in the Company's New Articles of Association is proposed under item 8.

to or be incurred by the Company in the execution of the duties of his office or in relation thereto, provided that this Article shall only have effect in so far as its provisions are not avoided by the Companies Ordinance.

(b) The Company may indemnify any Director or other officer of the Company, against any liability incurred by him:

(i) in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted; or

(ii) in connection with any application under Section 358 of the Companies Ordinance in which relief is granted to him by the court.

(c) The Company may purchase and maintain for any Director or other officer of the Company:

(i) insurance against any liability to the Company, a related company or any other part in respect of any negligence, default, breach of duty or breach of trust (save as fraud) of which he may be guilty in relation to the Company or a related company; and

(ii) insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company.

(d) In this Article, "related company", in relation to the Company, means any company that is the Company's subsidiary or holding company or a subsidiary of the Company's holding company."

By Order of the Board
WONG Man Kit
Company Secretary

July 29, 2004

(v) if served, sent or delivered by any other means authorised in writing by the entitled person concerned, shall be deemed to have been served, received, or delivered when the Company has carried out the action it has been authorised to take for that purpose.";

(z) by deleting the existing Article 165 and replacing with the following new Article 165:

"165. A notice or document may be given by or on behalf of the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a member in such manner as provided in Article 162 in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.";

(aa) by deleting the words "by post or left at the registered address of any member in pursuance of these present" in lines 1 and 2 of Article 167 and replacing with the words "to any member in such manner as provided in Article 162";

(bb) by deleting the existing Article 168 and replacing with the following new Article 168:

"168. (a) The signature to any notice or document by the Company may be written, printed or, to the extent permitted by and in accordance with applicable law, made electronically.

(b) To the extent permitted by and in accordance with applicable law, any notice or document, including but not limited to the documents referred to in Article 158 and any "corporate communication" within the meaning ascribed thereto in the Listing Rules, may be given by the Company in the English language only, in the Chinese language only or in both the English language and the Chinese language."; and

(cc) by deleting the existing Article 172 and replacing with the following new Article 172:

"172. (a) Every Director or other officer of the Company shall be entitled to be indemnified out of the assets of the Company against all losses or liabilities which he may sustain or incur in or about the execution of the duties of his office or otherwise in relation thereto, and no Director or other officer shall be liable for any loss or damages which may happen

(y) by deleting the existing Article 164 and replacing with the following new Article 164:

"164. Any notice or document (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) given or issued by or on behalf of the Company:

(i) if sent by post, shall be deemed to have been served or delivered on the day following that on which the envelope or wrapper containing the same was put in the post, and in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post with the postage prepaid (airmail if posted from Hong Kong to an address outside Hong Kong);

(ii) if not sent by post but left by the Company at the registered address of a member or at the address (other than an address for the purposes of electronic communications) notified to the Company in accordance with these Articles by an entitled person not being a member, shall be deemed to have been served or delivered on the day it was so left;

(iii) if sent as an electronic communication, shall be deemed to have been served on the day following that on which it was sent and proof that the address provided by the entitled person concerned to the Company in writing for the purposes of electronic communications was used for sending the electronic communication containing the notice or document shall be conclusive evidence that the notice or document was served or delivered;

(iv) if published on a computer network (including the Company's website), shall be deemed to have been served on the day on which the notice of such publication is served on or delivered to the entitled person concerned or where no notice of such publication is required by law to be served on or delivered to the entitled person concerned, the day on which the notice or document first appears on the computer network concerned; and

on or before such date as is permitted under applicable law shall, in relation to that Consenting Person, be deemed to discharge the Company's obligations under paragraph (b)."

(x) by deleting the existing Article 162 and replacing with the following new Article 162:

"162. Any notice or document to be given or issued by or on behalf of the Company to any entitled person under these Articles or any laws, rules, or regulations (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) shall be in writing and may, subject to and to the extent permitted by and in accordance with applicable law, be served on or sent or delivered to any member or other entitled person by the Company:

(i) personally;

(ii) by sending it through the post in a properly prepaid letter, envelope or wrapper addressed to a member at his registered address as appearing in the register (or in the case of any other entitled person, to such address as he may provide to the Company for that purpose);

(iii) by delivering it to or leaving it at such address as aforesaid;

(iv) by publishing it by way of advertisement in one or more newspapers;

(v) by sending it as an electronic communication to the entitled person concerned at such address as he may provided to the Company in writing for that purpose;

(vi) by publishing it on a computer network (including the Company's website); or

(vii) by any other means authorized in writing by the entitled person concerned."

(v) by deleting the last sentence of Article 118 and replacing with the following new sentence:

"A Director shall be deemed to be present in person at a meeting and will be entitled to vote and be counted in the quorum if he participates by telephone or any communication equipment or electronic means which allows all persons participating in the meeting to speak to and hear each other. Such meeting will be treated as taking place where most of the participants are or where the chairman of the meeting is if no more than one participant is in each place or if there are two or more places where most of the participants are.";

(w) by deleting the existing Article 158 and replacing with the following new Article 158:

"158. (a) The Board shall from time to time in accordance with the provisions of the Companies Ordinance cause to be prepared and laid before the Company in general meeting the relevant financial documents.

(b) The Company shall, subject to paragraph (c) below, send to every entitled person a copy of the relevant financial documents or (subject to compliance with applicable law) of the summary financial report, in each case not less than twenty-one days before the date of the general meeting before which the relevant financial documents shall be laid.

(c) Where, in accordance with applicable law, any entitled person (in this paragraph a "Consenting Person") has agreed or is deemed to have agreed to treat the publication of any relevant financial documents and/or any summary financial report (as the case may be) on a computer network (including the Company's website) or the publication or distribution of any relevant financial documents and/or any summary financial report (as the case may be) in any other manner, including by way of any other form of electronic communication, as discharging the Company's obligation under paragraph (b) to send a copy of the relevant financial documents and/or the summary financial report (as the case may be) to such person, then the publication by the Company on a computer network (including the Company's website) of the relevant financial documents and/or the summary financial report (as the case may be) not less than twenty-one days before the date of the relevant general meeting or the publication or distribution by the Company of the relevant financial documents and/or the summary financial report (as the case may be) in such other manner for such period or

some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is/are interested only as a unit holder and any shares which carry no voting right at general meetings and very restrictive dividend and return of capital right.";

(r) by deleting the existing Article 103(1)(f) and replacing with the following new Article 103(1)(f):

"(f) Where a company in which a Director and/or his associate(s) owns 5 per cent or more (as defined in sub-paragraph (1)(e) of this Article) is/are materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction.";

(s) by deleting the existing Article 103(1)(g) and replacing with the following new Article 103(1)(g):

"(g) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or his associate(s) or as to the entitlement of any Director (other than such chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director and/or his associate(s) concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such chairman shall not be counted in the quorum and shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman and/or his associate(s) as known to such chairman has not been fairly disclosed to the Board.";

(t) by deleting the words "at least seven days before the date of the general meeting" in Article 116 and replacing with the words "in the period commencing no earlier than the day after the despatch of the notice of the meeting appointed for such election and ending no later than seven days prior to the date of such meeting, provided that such period shall be at least seven days";

(u) by deleting the word "special" in line 1 of, and the marginal note to, Article 117 and replacing with the word "ordinary";

(iii) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, provided that the Director and any of his associates are not in aggregate beneficially interested in 5 per cent or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights;

(iv) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including:

(a) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which the Director or his associate(s) may benefit; or

(b) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors, his associate(s) and employees of the Company or any of its subsidiaries and does not provide in respect of any Director or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(v) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.";

(q) by deleting the existing Article 103(1)(e) and replacing with the following new Article 103(1)(e):

"(e) A company shall be deemed to be a company in which a Director and/or his associate(s) owns 5 per cent or more if and so long as (but only if and so long as) he and/or his associates are (either directly or indirectly) the holders of or beneficially interested in 5 per cent or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his interest or that of any of his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has/have no beneficial interest, any shares comprised in a trust in which the interests of the Director or his associate(s) is/are in reversion or remainder if and so long as

(n) by adding a new Article 85A immediately after Article 85 and adding the words "Votes cast in contravention of the Listing Rules" as a marginal note to Article 85A:

"85A. Where any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.";

(o) by adding a new Article 96(e) immediately after Article 96(d):

"(e) A Director who has appointed a person (including another Director) to be his alternate Director shall not be vicariously liable for any tort committed by the alternate Director while acting in the capacity of alternate Director.";

(p) by deleting the existing Article 103(1)(d) and replacing with the following new Article 103(1)(d):

"(d) Save as otherwise provided by the Articles, a Director shall not vote on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his associates has a material interest nor shall he be counted in the quorum present at the meeting, but this prohibition shall not apply to any of the following matters namely:

(i) the giving of any security or indemnity either:

(a) to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(b) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(ii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

"References to a "day" mean a period of 24 hours running from midnight to midnight. References to times (including in the previous sentence) are to Hong Kong time."

(i) by adding the words "within ten business days after" in line 3 of Article 13 immediately before the words "lodgement of transfer";

(j) by deleting the words "not exceeding $2.00 (or such higher amount as may from time to time be permitted under the rules prescribed by the Stock Exchange)" in lines 6 and 7 of Article 13 and replacing with the words "such amount as may from time to time be permitted under the rules prescribed by the Stock Exchange";

(k) by deleting the words "not exceeding $2.00 (or such higher amount as may from time to time be permitted under the rules prescribed by the Stock Exchange)" in lines 2 and 3 of Article 17 and replacing with the words "such amount as may from time to time be permitted under the rules prescribed by the Stock Exchange";

(l) by deleting the words "not exceeding $2.00 (or such higher amount as may from time to time be permitted under the rules prescribed by the Stock Exchange)" in Article 37(a) and replacing with the words "such amount as may from time to time be permitted under the rules prescribed by the Stock Exchange";

(m) by adding a new Article 69A immediately after Article 69 and adding the words "Rearranged meeting" as a marginal note to Article 69A:

"69A. If the Board considers that it is impractical or undesirable for any reason to hold a general meeting on the date or at the time or place specified in the notice calling the general meeting, it may postpone or move the general meeting to another date, time and/or place. The Board shall take reasonable steps to ensure that notice of the date, time and place of the rearranged meeting is given to any member trying to attend the meeting at the original time and place. Notice of the date, time and place of the rearranged meeting shall, if practicable, also be placed in at least one English language newspaper and one Chinese language newspaper in Hong Kong. Notice of the business to be transacted at such rearranged meeting shall not be required. If a meeting is rearranged in this way, the appointment of a proxy will be valid if it is received as required by these Articles not less than 48 hours before the time appointed for holding the rearranged meeting. The Board may also postpone or move the rearranged meeting under this Article."

"entitled person" means an "entitled person" as defined in section 2(1) of the Companies Ordinance;

"Hong Kong" means the Hong Kong Special Administrative Region of the People's Republic of China; and

"Listing Rules" means The Rules Governing the Listing of Securities on the Stock Exchange;

(d) by deleting the words "the Chief Secretary" in the definition of "newspaper" in Article 1 and replacing with the words "the Chief Secretary for Administration";

(e) by adding the following definition of "relevant financial documents" immediately after the definition of "the register" in Article 1 and adding the words "relevant financial documents" as a marginal note to the said definition:

"relevant financial documents" means "relevant financial documents" as defined in section 2(1) of the Companies Ordinance;

(f) by adding the following definition of "summary financial report" immediately after the definition of "Stock Exchange" in Article 1 and adding the words "summary financial report" as a marginal note to the said definition:

"summary financial report" means "summary financial report" as defined in section 2(1) of the Companies Ordinance;

(g) by deleting the existing definition of "writing" or "printing" in Article 1 and replacing with the following new definition of "writing" or "printing":

"writing" or "printing" includes any method of representing or reproducing words in legible and non-transitory form including by way of electronic communication;

(h) by adding the following paragraphs at the end of Article 1 and adding the words "References to a document being executed" and "References to a day and times" as marginal notes to these paragraphs respectively:

"References to a document being executed include references to its being executed (i) under hand or under seal or (ii) to the extent permitted by and in accordance with any applicable law, by electronic signature or any other method. References to a document include, to the extent permitted by and in accordance with applicable law, references to any information recorded in visible form whether having physical substance or not. References to an address include, in relation to electronic communication, any number or address used for the purposes of such communication.";

(iv) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(c) the date upon which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

7. "THAT conditional upon the passing of the Ordinary Resolutions 5 and 6 above, the number of shares in the capital of the Company which shall have been repurchased by the Company pursuant to and in accordance with the said Ordinary Resolution 6 above, shall be added to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to and in accordance with the exercise of the general mandate approved in Ordinary Resolution 5 above."

As special business to consider and, if thought fit, pass with or without amendments, the following resolution which will be proposed as a Special Resolution:

8. "THAT the articles of association of the Company be hereby amended in the following manners:

(a) by deleting the existing definition of "associate" in Article 1 and replacing with the following new definition of "associate":

"associate" shall have the meaning ascribed thereto in the Listing Rules;

(b) by adding the following definition of "business day" immediately after the definition of "Auditors" in Article 1 and adding the words "business day" as a marginal note to the said definition:

"business day" means any day on which the Stock Exchange is open for the business of dealing in securities;

(c) by adding the following definitions immediately after the definition of "dollars" in Article 1 and adding the words "electronic communication" "entitled person", "Hong Kong" and "Listing Rules" as marginal notes to these definitions respectively:

"electronic communication" means a communication sent by electronic transmission in any form through any medium;

Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(iii) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(c) the date upon which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares of the Company on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to overseas shareholders or fractional entitlements and further subject to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

6. "THAT:

(i) subject to paragraph (iii) of this Resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to repurchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(ii) the approval in paragraph (i) of this Resolution shall authorise the Directors to purchase shares in the capital of the Company at such price and terms as the Directors may at their absolute discretion determine;

(iii) the aggregate nominal amount of share capital to be repurchased or agreed conditionally or unconditionally to be repurchased by the Directors pursuant to the approval in paragraph (i) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the authority pursuant to paragraph (i) shall be limited accordingly; and

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Salon 6, Level 3, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong at 4:00 p.m. on Friday, September 10, 2004 for the following purposes:

1. To receive and consider the Statement of Accounts and the Reports of the Directors and the Auditors for the year ended March 31, 2004.

2. To approve the payment of a final dividend and a special dividend for the year ended March 31, 2004.

3. To re-elect Directors and to authorise the Directors to fix Directors' fees.

4. To re-appoint Auditors for the ensuing year and to authorise the Directors to fix their remuneration.

As special business to consider and, if thought fit, pass with or without amendments, the following resolutions which will be proposed as Ordinary Resolutions:

5. "THAT:

   (i) subject to paragraph (ii) of this Resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to issue and allot additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers either during or after the Relevant Period be and is hereby generally and unconditionally approved;

   (ii) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors pursuant to the approval in paragraph (i) of this Resolution, otherwise than pursuant to (a) a Rights Issue (as defined below), (b) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (c) the exercise of any options granted under any option scheme or similar arrangement adopted from time to time for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (d) an issue of shares as scrip dividends pursuant to the articles of association of the

A form of proxy for use at the Annual General Meeting is enclosed. Whether or not you are able to attend the meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the registered office of the Company as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting if you so wish.

No Shareholder is required to abstain from voting at the Annual General Meeting pursuant to the Listing Rules and/or the articles of association of the Company.

14. PROCEDURE FOR DEMANDING A POLL

Pursuant to article 76 of the articles of association of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded:

(i) by the chairman of the meeting; or

(ii) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by any member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

15. RECOMMENDATION

The Directors believe that the proposals described in this circular are in the best interests of the Company and the Shareholders as a whole and recommend you to vote in favour of the relevant resolutions to be proposed at the Annual General Meeting. The Directors and their associates beneficially holding a total of 177,661,924 Shares as at the Latest Practicable Date, which represent approximately 32.7 per cent. of the Company's issued share capital, have indicated that they intend to vote in favour of the relevant resolutions at the Annual General Meeting.

Yours faithfully,
Victor LO Chung Wing
Chairman & Chief Executive

Mr. Frank CHAN Chi Chung, aged 50, has been appointed an independent non-executive director of the Company with effect from July 16, 2004. Mr. Chan is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Society of Accountants, a member of The Society of Chinese Accountants and Auditors and an associate of The Taxation Institute of Hong Kong. He is qualified to practise as a Certified Public Accountant in Hong Kong. Mr. Chan is currently a group executive director and the group chief financial officer of Techtronic Industries Company Limited and an independent director of Tsit Wing International Holdings Limited, which are companies listed on the Main Board of the Stock Exchange and the Singapore Exchange Securities Trading Limited respectively. Save as disclosed herein, Mr. Chan had not held any directorship in any other listed companies during the three years preceding the Latest Practicable Date.

Mr. Chan has neither interests in the shares of the Company within the meaning of Part XV of the SFO nor any relationship with any other directors, senior management, substantial Shareholders or controlling Shareholders of the Company. Mr. Chan does not hold any other positions in the Company or any of its subsidiaries and associated companies.

Mr. Chan has not entered into any service contract with the Company and he is not appointed for a specific term since he is subject to retirement by rotation and re-election in accordance with the provisions of the articles of association of the Company. He is entitled to receive a director's fee and the amount of which will be determined by the Board. Further disclosure will be made once his director's fee is fixed.

12. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

13. ANNUAL GENERAL MEETING

The notice of the Annual General Meeting to be held at Salon 6, Level 3, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong at 4:00 p.m. on Friday, September 10, 2004 is set out on pages 13 to 26 of this circular. At the Annual General Meeting, ordinary resolutions will be proposed, inter alia, to approve the general mandates to repurchase Shares and to issue Shares and a special resolution will be proposed to amend the existing articles of association of the Company.

herein, Mr. Cheung had not held any directorship in any other listed companies during the three years preceding the Latest Practicable Date. A graduate in law from University College, London, Mr. Cheung has been a practicing solicitor since 1970 and is now the Managing Partner of Vincent T. K. Cheung, Yap & Co., Solicitors. He is qualified to practise in Hong Kong and UK.

As at the Latest Practicable Date, Mr. Cheung had personal interests of 1,947,549 Shares and interests in the share option to subscribe for 700,000 Shares. Such interests are required to notify the Stock Exchange pursuant to Part XV of the SFO. He does not have any relationship with any Directors, senior management, substantial Shareholders or controlling Shareholders of the Company.

There is no service contract between the Company and Mr. Cheung. He is not appointed for a specific term since he is subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the provisions of the articles of association of the Company. The director's fee of Mr. Cheung as an independent non-executive Director is to be determined by the Board as authorised by the Shareholders at the Annual General Meeting. For the year ended March 31, 2004, Mr. Cheung received a director's fee of HK$40,000.

Mr. John LO Siew Kiong, aged 65, is currently a non-executive director of the Company. He is an independent non-executive director of Technology Venture Holdings Limited, a company listed on the Main Board of the Stock Exchange. He was also an non-executive director of CIH Limited, a previous associate and now a subsidiary of the Company and a company listed on the Singapore Exchange Securities Trading Limited, during the period from June 2000 to August 2002. Save as disclosed herein, Mr. Lo had not held any directorship in any other listed companies during the three years preceding the Latest Practicable Date. He serves as the Honorary Chairman of Hong Kong Standards and Testing Centre Limited and Hong Kong Quality Assurance Agency. Mr. Lo has received a Fellowship Diploma from the Royal Melbourne Institute of Technology in Communication Engineering in Australia.

As at the Latest Practicable Date, Mr. Lo had personal interests of 411,081 Shares and interests in the share option to subscribe for 450,000 Shares. Such interests are required to notify the Stock Exchange pursuant to Part XV of the SFO. He does not have any relationship with any Directors, senior management, substantial Shareholders or controlling Shareholders of the Company.

There is no service contract between the Company and Mr. Lo. He is not appointed for a specific term since he is subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the provisions of the articles of association of the Company. The director's fee of Mr. Lo as a non-executive Director is to be determined by the Board as authorised by the Shareholders at the Annual General Meeting. For the year ended March 31, 2004, Mr. Lo received a director's fee of HK$80,000.

Such interests are required to notify the Stock Exchange pursuant to Part XV of the SFO. He does not have any relationship with any Directors, senior management, substantial Shareholders or controlling Shareholders of the Company.

There is no service contract between the Company and Mr. Ng. He is not appointed for a specific term since he is subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the provisions of the articles of association of the Company. The director's fee of Mr. Ng as an executive Director is to be determined by the Board as authorised by the Shareholders at the Annual General Meeting. For the year ended March 31, 2004, Mr. Ng received a director's fee of HK$10,000.

Mr. Kevin LO Chung Ping, aged 68, was Chairman of the Group from 1983 to 1990. He is currently involved in the Group's information technology application specializing in broadband networking and internet appliance development. He is also actively involved in the advanced electronic product development of the Group. A veteran in the television broadcasting industry, Mr. Lo has been a member of the board and the executive committee of Television Broadcasts Limited, which is listed on the Main Board of the Stock Exchange, since 1977. Save as disclosed herein, Mr. Lo had not held any directorship in any other listed companies during the three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Lo had family interests of 3,239,066 Shares held by Mr. Lo's spouse and personal interests in the share option to subscribe for 2,900,000 Shares. Such interests are required to notify the Stock Exchange pursuant to Part XV of the SFO. Mr. Lo is the brother of Messrs. Victor LO Chung Wing and Paul LO Chung Wai, both being executive directors of the Company. Save as disclosed herein, he does not have any relationship with any Directors, senior management, substantial Shareholders or controlling Shareholders of the Company.

There is no service contract between the Company and Mr. Lo. He is not appointed for a specific term since he is subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the provisions of the articles of association of the Company. The director's fee of Mr. Lo as an executive Director is to be determined by the Board as authorised by the Shareholders at the Annual General Meeting. For the year ended March 31, 2004, Mr. Lo received a director's fee of HK$10,000.

Mr. Vincent CHEUNG Ting Kau, aged 62, has been appointed a non-executive director since 1984. He is an executive director of Jade Dynasty Food Culture Group Limited and an independent non-executive director of Techtronic Industries Company Limited and Paul Y. ITC Construction Holdings Limited, all of which are listed on the Main Board of the Stock Exchange. Mr. Cheung was also an independent non-executive directors of Datronix Holdings Limited, a company listed on the Main Board of the Stock Exchange and Sing Pao Media Group (now known as Leadership Publishing Group Limited), a company listed on GEM Board of the Stock Exchange until August 2002 and February 2003 respectively. Save as disclosed

(b) a Director shall abstain from voting at the meeting of the Board on any matter in which he or any of his associates has a material interest and he shall not be counted towards the quorum of the relevant meeting of the Board (article 103); and

(c) the minimum seven-day period for lodgment by the Shareholders of notice to nominate a Director shall commence no earlier than the date after the despatch of the notice of the meeting appointed for such election and end no later than seven days before the date of such meeting (article 116).

(v) to enable Directors to hold meetings by telephone or any communication equipment or electronic means and to postpone general meetings (article 118); and

(vi) to incorporate minor drafting improvements.

Your attention is drawn to Resolution no.8 as set out in the notice of the Annual General Meeting for the full text of the relevant amendments.

11. RE-ELECTION OF DIRECTORS

Pursuant to articles 95 and 112 of the articles of association of the Company, Mr. Andrew NG Sung On, Mr. Kevin LO Chung Ping, Mr. Vincent CHEUNG Ting Kau, Mr. John LO Siew Kiong and Mr. Frank CHAN Chi Chung will be retiring from office at the Annual General Meeting and they, being eligible, offer themselves for re-election at the Annual General Meeting.

The particulars of the Directors proposed to be re-elected at the Annual General Meeting are as follows:

Mr. Andrew NG Sung On, aged 54, joined the Group in 1975 and has been appointed Vice Chairman since 1990. He is the founder of the micro battery and rechargeable battery divisions of the Group and was appointed Chairman and Chief Executive of GP Batteries International Limited, an associate of the Company and a company listed on the Singapore Exchange Securities Trading Limited, in 1993. Save as disclosed herein, Mr. Ng had not held any directorship in any other listed companies during the three years preceding the Latest Practicable Date. Mr. Ng is a Vice Chairman of Hong Kong Critical Components Manufacturers Association. He graduated from the Massachusetts Institute of Technology in the US with a Master of Science degree in Chemical Engineering.

As at the Latest Practicable Date, Mr. Ng had personal interests of 68,771,957 Shares and family interests of 417,000 Shares held by Mr. Ng's spouse. Mr. Ng also had personal interests in the share option to subscribe for 3,600,000 Shares.

10. AMENDMENTS TO THE ARTICLES OF ASSOCIATION

It will also be proposed at the Annual General Meeting a special resolution to amend the existing articles of association of the Company.

Following the recent amendments to the Companies Ordinance and the Listing Rules, the Company is permitted, subject to the provisions of its articles of association, (i) to distribute to Shareholders and other entitled persons summary financial reports in lieu of the relevant financial documents from which the summary financial reports are derived (article 158), and (ii) to send or otherwise make available corporate communications, including annual and interim reports, circulars and notices of meetings, to Shareholders and other entitled persons using electronic means in lieu of printed copies of those corporate communications, in each case, provided that the Company has ascertained the wishes of the Shareholders and other entitled persons in accordance with the Companies Ordinance and the Listing Rules (article 162).

In addition to the above, Shareholders' approval will also be sought to amend the articles of association of the Company:

(i) to reflect the amendments to the Companies Ordinance which permit a listed company to issue corporate communications to its members and other securities holders in either the English language only, the Chinese language only or both the English language and the Chinese language in accordance with the wishes of its members and other securities holders provided that the listed company has made adequate arrangements to ascertain the wishes of its members and other securities holders (article 168);

(ii) to reflect the amendments to the Companies Ordinance with respect to the removal of directors (article 117) and the purchase of insurance to cover liability of Directors and officers of the Company (article 172);

(iii) to cater for a new provision of the Companies Ordinance regarding the vicarious liability of Directors for torts committed by their alternate Directors (article 96(e));

(iv) to reflect the amendments to Appendix 3 to the Listing Rules which set out the requirements to be met by the listed companies in relation to their articles of association, in particular:

   (a) where any Shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or against any particular resolution, any vote cast in contravention of such requirement or restriction shall not be counted (article 85A);

7. SHARE PRICES

The highest and lowest prices at which Shares have been traded on the Stock Exchange during each of the previous twelve months up to and including the Latest Practicable Date were as follows:

Month	Price per Share Highest	Lowest
	HK$	*HK$*
2003		
July	1.930	1.700
August	2.250	1.890
September	2.075	1.800
October	2.300	1.830
November	2.475	2.050
December	2.450	2.100
2004		
January	2.500	2.175
February	2.575	2.425
March	2.550	2.275
April	2.525	2.100
May	2.350	2.000
June	2.425	2.050
July (up to the Latest Practicable Date)	2.175	2.025

8. SHARE REPURCHASE MADE BY THE COMPANY

During the six months preceding the Latest Practicable Date, neither the Company nor any of its subsidiaries repurchased any Shares whether on the Stock Exchange or otherwise.

9. GENERAL MANDATE TO ISSUE SHARES

At the Annual General Meeting a resolution will be proposed that the Directors be given a general and unconditional mandate to issue new Shares. This mandate will relate to such number of Shares representing 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date on which the resolution is passed and the aggregate nominal amount of the share capital purchased under the authority to repurchase Shares referred to above. The Directors have no present intention to issue any new Shares pursuant to the mandate to issue new Shares proposed to be granted to them at the Annual General Meeting.

4. DIRECTORS, THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of their knowledge and belief having made all reasonable enquiries, any of their associates has any present intention, in the event that the proposal is approved by the Shareholders, to sell Shares to the Company.

No connected person of the Company (as defined in the Listing Rules) has notified the Company that he/she has any present intention to sell any Shares to the Company nor has he/she undertaken not to sell any of the Shares held by him/her to the Company in the event that the Company is authorised to make repurchases of Shares.

5. UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the proposed resolution and in accordance with the memorandum and articles of association of the Company, the Listing Rules and all applicable laws of Hong Kong.

6. EFFECT OF TAKEOVERS CODE

If as a result of repurchases of Shares by the Company, a Shareholder's proportionate interest in the voting rights of the Company is increased, such increase will be treated as an acquisition of voting rights for purposes of the Takeovers Code. As a result, a Shareholder, or group of Shareholders acting in concert, could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. As at the Latest Practicable Date, the Directors, namely Messrs Victor LO Chung Wing, Andrew NG Sung On, Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung, CHAU Kwok Wai, Raymond WONG Wai Kan, Vincent CHEUNG Ting Kau and John LO Siew Kiong, and their associates (as defined in the Listing Rules) together held approximately 32.7 per cent. of the issued share capital of the Company and will together hold approximately 36.3 per cent. of the issued share capital of the Company upon exercise in full of the repurchase mandate, if so approved, and it is possible that a mandatory offer obligation under the Takeovers Code might be triggered. The Directors have no present intention to exercise the repurchase mandate to such extent that will result in a mandatory offer being triggered under the Takeovers Code or the number of Shares being held by the public being reduced to less than the prescribed minimum percentage as required by Rule 8.08 of the Listing Rules.

basis that no further Shares were issued or repurchased before the Annual General Meeting, the Company would be allowed to repurchase a maximum of 54,391,506 Shares. Shareholders should note that the authority relates only to purchases made on the Stock Exchange and otherwise in accordance with the Listing Rules. An explanatory statement as required under the Listing Rules to provide the requisite information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the proposed resolution of the grant of the repurchase mandate at the Annual General Meeting is set out below.

2. REASONS FOR REPURCHASE OF SHARES

Trading conditions on the Stock Exchange have sometimes become volatile in recent years. Whilst it is not possible to anticipate in advance those circumstances in which the Directors might think it is appropriate to repurchase Shares, Shares would only be repurchased in circumstances where the Directors consider that the purchase would be in the best interests of the Company and the Shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share.

3. SOURCE OF FUNDS

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum and articles of association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a repurchase of Shares may only be paid from the distributable profits of the Company or from the proceeds of a new issue of Shares made for the purpose of the repurchases. The Companies Ordinance further provides that the amount of premium payable on repurchase may only be paid out of the distributable profits of the Company. Where the repurchased Shares were issued at a premium, any premium payable on repurchase may be paid out of the proceeds of a fresh issue of Shares made for the purposes of the share repurchase up to a certain limit specified by the Companies Ordinance. The Shares repurchased will be treated as cancelled but the aggregate amount of the Company's authorised share capital would not be reduced.

There might be an adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited consolidated accounts contained in the annual report of the Company for the year ended March 31, 2004) in the event that the proposed repurchase mandate is to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the repurchase mandate to such an extent as would have a material adverse effect on the working capital requirements or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

Board of Directors
Executive Directors:
Victor LO Chung Wing *(Chairman & Chief Executive)*
Andrew NG Sung On *(Vice Chairman)*
Kevin LO Chung Ping
Paul LO Chung Wai
LEUNG Pak Chuen
Richard KU Yuk Hing
Andrew CHUANG Siu Leung
CHAU Kwok Wai
Raymond WONG Wai Kan

Non-Executive Directors:
Vincent CHEUNG Ting Kau*
LUI Ming Wah*
John LO Siew Kiong
Frank CHAN Chi Chung*

* *Independent Non-Executive Director*

Registered Office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

July 29, 2004

To the Shareholders

Dear Sir or Madam,

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES, AMENDMENTS TO THE ARTICLES OF ASSOCIATION, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

1. GENERAL MANDATE TO REPURCHASE SHARES

At the Annual General Meeting, an ordinary resolution will be proposed that the Directors be given a general and unconditional mandate to exercise all the powers of the Company to repurchase Shares subject to the criteria set out in this letter. In particular, Shareholders should note that the maximum number of Shares which may be repurchased pursuant to the general mandate will be 10 per cent. of the share capital of the Company in issue as at the date of passing the resolution. As at the Latest Practicable Date, the issued share capital of the Company comprised 543,915,067 Shares. Subject to the passing of the proposed resolution for the grant of the repurchase mandate and on the

CONTENTS

In this circular, unless the context otherwise indicates, the following expressions have the following meanings:

"Annual General Meeting"	the annual general meeting of the Company to be held on Friday, September 10, 2004, the notice of which is set out on pages 13 to 26 of this circular, or any adjournment thereof
"Board"	the board of Directors or a duly authorised committee thereof
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	Gold Peak Industries (Holdings) Limited, a company incorporated in Hong Kong under the Companies Ordinance and whose shares are listed on the Stock Exchange
"Directors"	directors of the Company for the time being
"Group"	the Company and its subsidiaries and "member of the Group" shall be construed accordingly
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	July 26, 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange, as amended from time to time
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholder(s)"	shareholder(s) of the Company
"Share(s)"	share(s) of HK$0.50 each in the share capital of the Company or any shares into which the same may be converted, divided or consolidated or for which the same may be exchanged
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Gold Peak Industries (Holdings) Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

GOLD PEAK

Exemption#82-3604

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES, AMENDMENTS TO THE ARTICLES OF ASSOCIATION, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the annual general meeting of Gold Peak Industries (Holdings) Limited to be held at Salon 6, Level 3, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong at 4:00 p.m. on Friday, September 10, 2004 is set out on pages 13 to 26 of this circular. Whether or not you are able to attend the meeting, please complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the annual general meeting if you so wish.

40 GOLD PEAK 1964-2004

July 29, 2004